SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2008 and on September 30, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Financial Statements

corresponding to the periods

ended September 30, 2008 and 2007

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 74 started on July 1, 2008
Financial Statements for the period ended September 30, 2008
In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	July 28, 2008

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)
SHARES

Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	501,536,281	501,536,281	501,536,281

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of September 30, 2008 and 2007 and June 30, 2008

	September 30, 2008 (Notes 1, 2 and 3) Pesos	June 30, 2008 (Notes 1, 2 and 3) Pesos	September 30, 2007 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	29,737,433	47,795,227	9,957,241
Investments (Note 4.b.)	299,946,622	485,292,447	5,684,184
Trade accounts receivable (Note 4.c.)	35,516,404	35,792,871	22,539,941
Other receivables (Note 4.d.)	89,826,296	55,390,709	63,212,063
Inventories (Note 4.e.)	89,847,098	111,525,262	55,761,227
Other assets (Note 4.f.)	—	1,070,506	—

Total current assets	544,873,853	736,867,022	157,154,656

Non-current assets
Trade accounts receivable (Note 4.c.)	374,812	—	—
Other receivables (Note 4.d.)	41,095,509	41,364,810	41,960,410
Inventories (Note 4.e.)	70,881,746	76,113,042	63,250,421
Investments on controlled and related companies (Note 4.b.)	958,394,563	925,618,251	543,808,007
Other investments (Note 4.b.)	352,260	352,260	352,260
Fixed assets, net (Note 4.g.)	289,431,359	266,615,763	251,794,814
Intangible assets, net (Note 4.h.)	22,640,888	22,829,041	23,581,646

Total Non-Current Assets	1,383,171,137	1,332,893,167	924,747,558

Total Assets	1,928,044,990	2,069,760,189	1,081,902,214

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.i.)	44,365,668	49,539,528	44,049,135
Loans (Note 4.j.)	106,579,702	195,600,209	128,693,724
Salaries and social security payable (Note 4.k.)	4,360,435	6,409,289	3,009,195
Taxes payable (Note 4.l.)	12,206,174	10,324,198	8,565,732
Other debts (Note 4.m)	19,927,464	473,960	4,882,150

Total Debts	187,439,443	262,347,184	189,199,936

Total current liabilities	187,439,443	262,347,184	189,199,936

Non-current liabilities
Trade accounts payable (Note 4.i.)	—	—	11,034
Loans (Note 4.j.)	—	—	25,200,000
Taxes payable (Note 4.l.)	42,978,265	41,817,828	47,801,186
Other debts (Note 4.m.)	279,845	293,386	334,009
Provisions (Note 4.n.)	1,542,263	1,803,330	1,752,101

Total Non-current liabilities	44,800,373	43,914,544	75,098,330

Total Liabilities	232,239,816	306,261,728	264,298,266

Minority interest	1,211,320	1,160,330	900,168

SHAREHOLDERS’ EQUITY	1,694,593,854	1,762,338,131	816,703,780

Total Liabilities and Shareholders’ Equity	1,928,044,990	2,069,760,189	1,081,902,214

The accompanying notes are an integral part of the consolidated financial statements

Alejandro G. Elsztain
Vice President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Operations

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	September 30, 2008 (Notes 1, 2 and 3) Pesos	September 30, 2007 (Notes 1, 2 and 3) Pesos
Production income:
Crops	6,502,806	3,188,380
Beef cattle	1,951,032	3,886,877
Milk	6,064,398	4,244,943

Total production income	14,518,236	11,320,200

Cost of production:
Crops	(6,736,853)	(4,193,440)
Beef cattle	(4,904,445)	(5,660,484)
Milk	(4,991,858)	(3,052,007)

Total cost of production	(16,633,156)	(12,905,931)

Production loss	(2,114,920)	(1,585,731)

Sales:
Crops	50,761,231	18,554,889
Beef cattle	5,741,636	11,834,626
Milk	5,307,795	4,112,227
Others	12,859,513	3,762,964

Total Sales	74,670,175	38,264,706

Cost of sales:
Crops	(41,530,940)	(18,015,606)
Beef cattle	(5,534,761)	(10,718,468)
Milk	(5,327,808)	(4,112,227)
Others	(9,727,640)	(2,393,254)

Total cost of sales	(62,121,149)	(35,239,555)

Sales profit	12,549,026	3,025,151

Gross profit	10,434,106	1,439,420

Selling expenses	(7,842,221)	(2,936,374)
Administrative expenses	(6,352,550)	(4,228,067)
Holding gain – Beef cattle	(1,111,393)	514,151
Holding gain – Crops, raw materials and MAT	(3,160,019)	(1,957,073)

Operating expense	(8,032,077)	(7,167,943)

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	15,357,308	3,245,600
Interest income	1,615,032	973,118
Doubtful Accounts	178,873	19,233
Tax on banking debits and credits	(1,725,186)	(912,089)
Holding gain and result of transactions on securities investment	1,292,421	567,330
Interest on bonds	—	(387,392)
Others	(9,329)	8,729

Total	16,709,119	3,514,529

Generated by liabilities:
Interest on Convertible bonds	—	(92,362)
Interest on loans	(5,291,161)	(2,975,638)
Others	(284,241)	(319,900)
Exchange differences and discounts	(4,958,368)	(2,042,869)

Total	(10,533,770)	(5,430,769)

Other income and expenses, net
Gain (loss) from other fixed assets sales	111,564	(118)
Others	32,748	(4,495)
Shareholders’ personal assets tax	(2,120,326)	(1,544,284)

	(1,976,014)	(1,548,897)

Loss from related companies	(34,061,100)	(5,271,034)

Net loss before income tax and minority interest	(37,893,842)	(15,904,114)

Income tax benefit	546,155	3,365,000
Minority interest	(50,990)	(63,296)

Net loss for the period	(37,398,677)	(12,602,410)

The accompanying notes are an integral part of the consolidated financial statements

Alejandro G. Elsztain
Vice President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	September 30, 2008 (Notes 1, 2 and 3) Pesos	September 30, 2007 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	521,086,431	85,243,861
Cash and cash equivalents at the end of the period	319,526,215	14,610,088

Net decrease in cash and cash equivalents	(201,560,216)	(70,633,773)
Causes of changes in cash and cash equivalents
Operating activities
Loss for the period	(37,398,677)	(12,602,410)
Accrued interest during the period	5,252,624	3,067,116
Income tax	(546,155)	(3,365,000)
Adjustments made to reach net cash flow from operating activities
Loss from interest in related companies	34,061,100	5,271,034
Minority interest	50,990	63,296
Increase in allowances, provisions and accruals	786,593	11,185,350
Depreciation of fixed assets	1,649,634	1,188,631
Amortization of intangible assets	188,153	—
Holding gain – Inventory	4,271,412	1,442,922
Financial results	1,774,142	(79,217)
(Gain) loss from sale of fixed assets	(111,564)	118
Changes in operating assets and liabilities
Decrease in current investments	69,261	97,268
(Increase) decrease in trade accounts receivable	(182,544)	15,371,423
Increase in other receivables	(37,254,924)	(21,325,206)
Decrease in inventories	22,435,629	108,830
Increase in social security payables, taxes payable and advances from customers	1,539,714	510,712
(Decrease) increase in trade accounts payable	(6,137,321)	1,716,465
Dividends collected	158,983	589,482
Increase (Decrease) in other debts	4,340,593	(1,381,893)

Cash flows (applied to) provided by operating activities	(5,052,357)	1,858,921

Investment activities
Increase in interest related companies	(76,505,091)	(77,184,802)
Acquisition and upgrading of fixed assets	(24,295,768)	(6,823,214)
Collection of receivables from sale of fixed assets	2,929,655	2,302,627
Sale of fixed assets	1,215,027	1,539

Cash flows applied to investment activities	(96,656,177)	(81,703,850)

Financing activities
Exercise of Warrants and options	23,002	4,008,355
Increase in financial loans	6,173,175	35,005,994
Decrease in financial loans	(100,446,306)	(29,074,793)
Repurchase of treasury stock	(5,601,553)	—
Decrease in seller financing	—	(728,400)

Cash flows (applied to) provided by financing activities	(99,851,682)	9,211,156

Net decrease in cash and cash equivalents	(201,560,216)	(70,633,773)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	202,419	242,327
Increase in interest in related companies through a decrease of non-current investment	—	37,764,000
Increase in interest in related companies through an increase of current other debts	13,423,440	—
Conversion of notes in common stock	—	2,767,494
Repurchase of treasury stock unpaid	1,675,930

Complementary information
Interest paid	2,226,684	2,201,335
Income tax paid	1,524,434	603,014

Alejandro G. Elsztain
Vice President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

NOTE 1:    BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards approved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of September 30, 2008 and 2007 and the Statements of Operations and the Statements of Cash Flows for the periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares (see Note 1.b to the basic financial statements).

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Cervera S.A. as of September 30, 2008 and 2007 have been used in order to determine line by line consolidation.

Likewise, as the companies Fyo Trading S.A. and Agrology S.A were organized on May 2 and 8, 2008, respectively, their financial statements are only consolidated as of September 30, 2008 and June 30, 2008.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2008 and September 30, 2007.

These Financial Statements and the corresponding notes are presented in Argentine Pesos.

NOTE 2:    CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	68.10	68.10
Agropecuaria Cervera S.A.	90.00	99.99	(1)
Agrology S.A.	97.00	99.99	(1)
Fyo Trading S.A.	3.63	69.26	(2)

(1)	Includes Interests in Participations of Inversiones Ganaderas S.A.

(2)	Includes Interests in Participations of Futuros y Opciones.Com S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:    SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - intangible assets

The total price paid for acquiring Agropecuaria Cervera S.A. was allocated to identified individual assets; they include Ps. 22.6 million as concession rights that are booked as intangible assets to these consolidated financial statements.

The amortization of the concession right of Agropecuaria Cervera S.A. is calculated according to its duration, whose remaining time is 30 years.

Valuation criteria - fixed assets

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of Agropecuaria Cervera S.A. (ACER).

ACER former board of directors based on such report as well as on owns estimates accepted the value of the tree plantations (wood) in Ps. 4,320,000.

Depreciation for the year was calculated based on the remaining concession term

Other considerations - concessions granted

Among other goods and rights ACER has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in note 13 was renegotiated.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:    (Continued)

Others assets

The other assets for which price-fixing prepayments were received and the contractual conditions of the transaction ensure the actual materialization of the sale and the income and they are valued at net realization value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:    Details of consolidated balance sheet and consolidated statement of operations accounts

As of September 30, 2008 and 2007, and as of June 30, 2008 the principal items of the financial statements are as follow:

a.	Cash and banks

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Cash	144,796	143,329	39,459
Foreign currency	20,659	19,471	8,000
Local currency checking account	3,035,536	1,563,460	4,220,350
Foreign currency checking account	23,722,817	44,627,787	4,721,291
Local currency saving account	191,698	54,628	34,586
Foreign currency saving account	636,184	102,177	512,072
Checks to be deposited	1,985,743	1,284,375	421,483

	29,737,433	47,795,227	9,957,241

b. Investments and Goodwill

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2008 Pesos
Current Investments
Mutual Funds
-Bony Hamilton Fund (US$)	64,214,523	146,303,888	1,805,840
-Banco Río Special Fund in pesos	2,299,392	79,599	2,847,007
-Macro Pionero in pesos	189,690	46,279	—
-Deutsche Managed Dollar Fund (US$)	188,075,653	245,683,963	—
-Deutsche Managed Dollar Fund (€)	33,471,630	—	—
-Credit Suisse Overnight (US$)	—	59,956,710	—
-Credit Suisse Overnight (€)	—	21,220,765	—
-1784 BKB Fund	1,537,894	—	—

	289,788,782	473,291,204	4,652,847

Bonds and Convertible Notes (1)
Bonos IRSA 2017 (US$)	9,496,923	11,285,167	—
Global 2010 Bonds	101,284	92,486	116,315
Bocon Pro 1	630	630	630
Mortgage Bonds	559,003	622,960	914,392

	10,157,840	12,001,243	1,031,337

	299,946,622	485,292,447	5,684,184

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2008 Pesos
Non-current
Investment on controlled and related companies
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.
Shares	8,968,049	9,030,618	7,353,634
Higher property value	11,179,150	11,179,150	11,179,150

	20,147,199	20,209,768	18,532,784

CACTUS ARGENTINA S.A.
Shares	7,084,433	7,603,606	5,886,729

	7,084,433	7,603,606	5,886,729

(1)	Do not qualify as cash equivalents in the Statement of Cash Flows.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:    (Continued)

b.	Investments and Goodwill (Continued)

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2008 Pesos
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.
Shares	885,369,863	810,727,664	568,838,723
Higher values (1)	122,211,081	122,593,239	—

	1,007,580,944	933,320,903	568,838,723

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	134,922,671	160,519,236	72,492,917
Higher values (2)	6,887,167	6,887,167	—

	141,809,838	167,406,403	72,492,917

	1,176,622,414	1,128,540,680	665,751,153

Other Investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Coprolán	20,717	20,717	20,717
Exportaciones Agroindustriales Argentinas S.A.	241,556	241,556	241,556
MAT	89,987	89,987	89,987

	352,260	352,260	352,260

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill (3)	(234,664,931)	(219,359,509)	(121,943,146)
IRSA Inversiones y Representaciones S.A. positive goodwill	12,596,167	12,596,167	—
BrasilAgro-Companhia Brasileira de Propiedades Agrícolas goodwill	3,840,913	3,840,913	—

	(218,227,851)	(202,922,429)	(121,943,146)

	958,746,823	925,970,511	544,160,267

(1)	Consist of Ps. 9,058,005 higher value of inventory, Ps. 72,634,723 higher value of investments, Ps. 74,002,447 higher value of fixed assets, Ps. 32,309,944 higher value of intangible assets, Ps. (12,388,354) higher value of liabilities and Ps. (53,405,684) higher value of tax effect.

(2)	Consist of Ps. 10,595,643 higher value of fixed assets and Ps. (3,708,476) higher value of tax effect.

(3)	The change as regards the previous year responds to additions for Ps. 18,305,851 and amortizations for Ps. 3,000,429.

c.	Trade accounts receivable

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2008 Pesos
Accounts receivable in local currency	33,175,890	30,357,657	20,386,038
Less:
Allowance for doubtful accounts	(465,219)	(381,020)	(353,126)
Accounts receivable in foreign currency	1,835,088	4,608,610	1,583,889
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	953,617	1,206,691	923,140
IRSA Inversiones y Representaciones S.A.	16,095	—	—
Comercializadora los Altos S.A. (Ex-Alto City.Com S.A.)	933	933	—

	35,516,404	35,792,871	22,539,941

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:    (Continued)

c. Trade accounts receivable (Continued)

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2008 Pesos
Non-current
Accounts receivable in foreign currency	374,812	—	—

	374,812	—	—

d. Other receivables

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Prepaid leases	30,548,569	11,366,483	15,469,334
Income tax prepayments and tax credit (net of accrual for income tax)	13,571,851	14,853,470	10,351,869
Guarantee deposits and premiums	7,225,929	1,174,275	12,018,952
Secured by mortgage	5,814,746	6,188,608	6,921,671
Outstanding NDF	2,472,786	—	—
Prepaid expenses	221,581	113,109	202,364
Other tax credit	241,141	22,869	225,902
Tax on minimum presumed income	52,429	41,944	—
Outstanding Valued Added tax, Gross sales tax and others tax credit	21,170,147	14,149,134	11,256,986
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,509,908	3,391,603	5,512,551
Agro-Uranga S.A.	—	56,410	—
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas	305,949	305,949	30,537
Consultores Asset Management S.A.	1,280,709	1,280,709	—
Inversiones Financieras del Sur S.A.	278,226	160,177	—
Credits to employees	207,513	237,749	202,396
Directors	991	991	3,877
Others	2,923,821	2,047,229	1,015,624

	89,826,296	55,390,709	63,212,063

Non-current
Prepaid leases	—	—	179
Outstanding Valued Added tax and others tax credit	12,304,460	12,814,725	9,371,830
Income tax prepayments	—	147,930	11,741,506
Secured by mortgage	5,534,894	7,048,582	11,123,438
Tax on minimum presumed income	20,159,183	20,055,857	8,909,859
Deferred tax	3,096,972	1,297,716	714,426
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	—	—	2,006
Alto Palermo S.A.	—	—	70,215
IRSA Inversiones y Representaciones S.A.	—	—	14,043
Others	—	—	12,908

	41,095,509	41,364,810	41,960,410

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:    (Continued)

e. Inventories

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Beef cattle	15,767,098	12,836,555	11,433,903
Crops	24,354,623	67,224,392	26,231,584
Unharvested crops	12,377,983	6,486,244	7,090,301
Seeds and fodder	2,186,870	3,276,838	1,489,767
Materials and others	35,160,524	21,701,233	9,515,672

	89,847,098	111,525,262	55,761,227

Non-Current
Beef cattle	70,881,746	76,113,042	63,250,421

	70,881,746	76,113,042	63,250,421

f. Others assets

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Properties for sale – (real state)	—	1,070,506	—

	—	1,070,506	—

g. Fixed assets

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Real estates	170,033,757	169,161,018	165,730,670
Wire fences	5,673,428	5,731,695	5,701,014
Watering troughs	4,550,236	4,617,769	3,602,519
Alfalfa fields and meadows	4,116,910	3,357,213	1,586,275
Buildings and constructions	30,384,456	30,562,814	27,624,382
Machinery	3,740,500	3,565,400	3,522,159
Vehicles	1,160,757	905,959	978,945
Tools	61,662	54,208	46,700
Furniture and equipment	361,074	374,715	323,506
Feeder and Drinking troughs	20,464	—	—
Corral and leading lanes	776,387	784,164	776,457
Roads	1,495,255	1,545,786	1,324,487
Facilities	7,657,059	7,974,314	6,733,797
Computer equipment	772,522	852,928	1,020,341
Silo plants	719,927	738,550	794,419
Constructions in progress	19,850,145	11,100,818	11,795,342
Advances to suppliers	14,660,588	1,709,727	747,591
Forest Products-Posts	94,688	91,060	161,457
Forest Products raw materials	4,140,000	4,176,000	4,320,000
Improvements in third parties buildings	19,161,544	19,311,625	15,004,753

	289,431,359	266,615,763	251,794,814

h. Intangible assets

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Concession rights	22,640,888	22,829,041	23,581,646

	22,640,888	22,829,041	23,581,646

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i. Trade accounts payable

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Suppliers in local currency	3,965,869	5,477,995	2,381,106
Suppliers in foreign currency (1)	21,527,989	12,492,961	18,916,171
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	77,118	185,256	40,106
Alto Palermo S.A.	758,766	3,374,758	1,772,646
Shoping Alto Palermo S.A.	943	2,681	—
IRSA Inversiones y Representaciones S.A.	—	85,405	130,265
Cactus Argentina S.A.	230,277	88,134	389,245
Estudio Zang, Bergel & Viñes	485,009	893,152	44,799
Fundación IRSA	1,073,000	1,073,000	1,800,000
CYRSA S.A.	39,947	39,948	—
Accrual for other expenses	16,195,109	24,247,357	18,574,797
Accrual for harvest expenses	11,641	1,578,881	—

	44,365,668	49,539,528	44,049,135

Non-Current
Accrual for other expenses	—	—	11,034

	—	—	11,034

(1)	As of September 30, 2008 includes US$ 1,553,180 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See Note 11 to the basic financial statements.

j. Loans

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Local financial loans	91,762,949	171,138,334	122,455,684
Foreign financial loans	25,339,753	24,461,875	—
Guarantee paid	(10,523,000)	—	—
Convertible Notes 2007 Interest		—	178,059
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	—	5,022
Convertible Notes 2007 expenses	—	—	(2,872)
Convertible Notes 2007	—	—	5,951,991
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	—	105,840

	106,579,702	195,600,209	128,693,724

Non-Current
Foreign financial	—	—	25,200,000

	—	—	25,200,000

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:    (Continued)

k. Salaries and social security payable

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Accrual for vacation and statutory annual bonus	2,384,184	5,187,704	1,752,826
Social security taxes payable	1,393,330	857,623	858,306
Salaries payable	—	318,410	56,768
Health care payable	575,474	34,760	338,440
Others	7,447	10,792	2,855

	4,360,435	6,409,289	3,009,195

l. Taxes payable

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Accrual for income tax	382,788	290,125	—
Tax on minimum presumed income	7,614,852	8,993,932	6,695,477
Value added tax	—	25,654	—
Property tax payable	47,472	46,251	—
Taxes withheld Income tax	1,625,587	663,912	812,973
Gross sales tax payable	320,326	293,211	75,293
Taxes withheld-Gross sales tax payable	19,870	1,877	—
Taxes withheld-Value added tax payable	60,669	—	13,358
Others	2,134,610	9,236	968,631

	12,206,174	10,324,198	8,565,732

Non-current
Deferred income tax	42,978,265	41,817,828	47,801,186

	42,978,265	41,817,828	47,801,186

m. Other debts

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Premium collected	4,150,280	—	3,890,946
Debt for purchase of shares	15,099,370		—
Management fees accrual	—	—	704,444
Other income to be accrued	54,164	54,164	54,164
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	323,400	285,600	98,400
Others in local currency	166,054	—	—

	19,927,464	473,960	4,882,150

Non-current
Other income to be accrued	279,845	293,386	334,009

	279,845	293,386	334,009

n. Provisions

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Non-current law contingencies for pending lawsuits	1,542,263	1,803,330	1,752,101

	1,542,263	1,803,330	1,752,101

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:    EARNINGS PER SHARE

Following is a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of September 30, 2008, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (See Note 16 to the basic financial statements). As of September 30, 2007, the diluted weighted average of shares of common stock has been determined considering the possibility that the holders of corporate bonds convertible into shares of common stock of the Company for up to an amount in nominal value of US$ 50,000,000, mentioned in Note 13 to the basic financial statements would exercise their right to convert the bonds they held into shares.

	September 30, 2008	September 30, 2007
Weight average of outstanding shares of common stock	501,241,869	310,012,653
Diluted weighted average of shares of common stock	560,484,776	321,214,392

	September 30, 2008	September 30, 2007
Earnings for the calculation of basic earnings per share	(37,398,677)	(12,602,410)
Exchange differences	—	159,297
Financing expenses	—	92,362
Income tax	—	(88,081)
Earnings for the calculation of diluted earnings per share	(37,398,677)	(12,438,832)

BASIC Earnings per share	September 30, 2008	September 30, 2007
Earnings	(37,398,677)	(12,602,410)
Number of shares	501,241,869	310,012,653
Earnings per share	(0.07)	(0.04)

DILUTED Earnings per share	September 30, 2008	September 30, 2007
Earnings	(37,398,677)	(12,438,832)
Number of shares	560,484,776	321,214,392
Earnings per share	(0.07)	(0.04)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:    SEGMENT INFORMATION

As of September 30, 2008:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Others Pesos		Without specific allocation Pesos	Total Pesos
Sales	50,761,231	5,741,636	5,307,795	12,859,513		—	74,670,175
Assets	307,060,516	183,034,993	43,909,305	6,384,938	(1)	1,387,655,238	1,928,044,990
Liabilities	28,790,747	2,412,567	357,069	368,065		200,311,368	232,239,816
Fixed asset additions (transfers)	3,135,167	7,950,690	337,138	57,853		13,017,339	24,498,187
Depreciation of fixed assets	921,980	344,921	136,721	82,150		163,862	1,649,634
Amortization of intangible assets	—	—	—	188,153		—	188,153
(Loss) Income from related parties	(91,428)	(519,530)	(6,784)	—		(33,443,358)	(34,061,100)

(1)	Includes investment in BrasilAgro and IRSA.

As of September 30, 2007:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Others Pesos		Without specific allocation Pesos	Total Pesos
Sales	18,554,889	11,834,626	4,112,227	3,762,964		—	38,264,706
Assets	225,762,080	167,423,210	46,339,993	10,609,283	(2)	631,767,648	1,081,902,214
Liabilities	25,488,657	3,434,933	612,432	341,044		234,421,200	264,298,266
Fixed asset additions (transfers)	4,590,610	1,835,557	203,645	674,726		56,770	7,361,308
Depreciation of fixed assets	654,880	308,930	37,272	37,108		150,441	1,188,631
Amortization of intangible assets	—	—	—	—		—	—
Income (loss) from related parties	404,879	63,997	50,316	—		(5,790,226)	(5,271,034)

(2)	Includes investment in BrasilAgro and IRSA.

NOTE 7:	“EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,600 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 8:    RESTRICTED ASSETS

In agreement with Note 7 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by IGSA in substitution for a more burdensome measure that had been previously ordered.

NOTE 9:    ORGANIZATION OF NEW COMPANIES

On May 8, 2008, Agrology S.A. was organized with a capital stock of Ps. 50,000 out of which, Cresud contributed Ps. 48,500 (97%) and IGSA, Ps. 1,500 (3%).

Agrology S.A.’s purpose is engaging in contributing to, associating with or investing capital in persons or companies organized or to be organized or natural persons in Argentina or abroad by means of purchasing securities, shares, debentures, any kind of real estate property and instruments from any of the systems created or to be created and to manage and administer the equity interests in the companies it may control.

On May 2, 2008, FyO Trading S.A. was organized and its capital stock is made up by 3.63% held by Cresud and 96.37% held by FyO. The capital stock amounts to Ps. 20,000 and is subscribed and paid in.

NOTE 10:	AGREEMENT TO PURCHASE SHARES OF COMMON STOCK AND GDRS AND AGREEMENT TO ASSIGN THE CREDIT LINE BETWEEN IGSA AND AGROLOGY

On May 28, 2008, IGSA sold to Agrology S.A. its equity interest in IRSA representative of 1,218,260 shares of common stock and 2,065,653 Global Depositary Receipts (“GDRs”) for Ps. 96,040,041. As counterpart of such transaction, Agrology replaced IGSA as borrower for the payable to Cresud it carried for up to such amount on the credit line previously agreed upon between the parties.

NOTE 11:    SECURITIES LOAN

Due to such sale of shares of common stock and GDRs mentioned in note 10 to the Consolidated Financial Statements, IGSA assigned Agrology S.A. the securities loan agreement with Inversiones Financieras del Sur S.A. executed on March 12, 2008, by which it was granted 790,631 Global Depositary Shares (GDRs) represented by Global Depositary Receipts representative of 10 book-entry shares of common stock, with a face value of PS. 1 per share, of IRSA Inversiones y Representaciones Sociedad Anónima, which are free of any encumbrance and are freely available for Agrology.

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology. As regards exercising the political rights (vote), the Parties agreed that the Company will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrolgy the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 11:    (Continued)

On August 6, 2008, Agrology executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common book-entry shares with a face value of Ps. 1 per share of IRSA. This agreement was executed under the same conditions as the previous agreement.

NOTE 12:    GRANTED GUARANTEES OF FUTUROS Y OPCIONES.COM S.A.

By means of brokerage of agreement with guarantee, Futuros y Opciones.com S.A. assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of September 30, 2008 and June 30, 2008, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 9,830,897 and Ps. 14,051,741, respectively.

As of September 30, 2008 and June 30, 2008, there are no agreements that failed to be complied with for which the Company may have been claimed in its capacity of guarantor.

NOTE 13:	MEMORANDUM OF UNDERSTANDING TO RENEGOTIATE THE CONCESSION AGREEMENT

On July 2, 2008, a memorandum of understanding was executed by ACER in which the concession agreement for the northern area and the concession agreement for the southern area of the real estate property of Salta Forestal S.A. were renegotiated by establishing that the concessionaire should pay as concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern area per year. It should be paid until July 1, of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are not included.

Likewise, ACER assume the commitment of reducing the concession scope by returning 30,000 hectares whose location will result from a sketch that the parties will prepare by mutual agreement.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 14:    SALE OF PLOTS OF LAND BELONGING TO “EL RECREO”

On July 24, 2008, a title deed conveying ownership was executed by IGSA for the sale of two plots of land belonging to the establishment “El Recreo” (1,829 hectares), located in the Province of Catamarca. The transaction was agreed upon at USD 360,000, out of which USD 120,000 was collected upon executing the title deed.

The balance of USD 240,000 will be collected in two equal annual consecutive installment plus interest equivalent to LIBOR plus 3%.

Income for such transaction was recognized in the last year as provided by F.A.C.P.C.E.’s Technical Resolution No. 17 caption 5.11.2.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of September 30, 2008 and 2007 and June 30, 2008

	September 30, 2008 (Notes 1 and 2) Pesos	June 30, 2008 (Notes 1 and 2) Pesos	September 30, 2007 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	26,095,947	46,686,394	7,944,940
Investments (Note 8.b.)	297,457,540	485,166,569	4,838,857
Trade accounts receivable (Note 8.c.)	36,455,736	30,904,077	19,349,744
Other receivables (Note 8.d.)	224,468,611	182,116,126	62,679,505
Inventories (Note 8.e.)	80,469,873	102,044,094	54,667,445

Total Current Assets	664,947,707	846,917,260	149,480,491

Non-Current Assets
Other receivables (Note 8.d.)	33,357,265	35,890,383	58,487,834
Inventories (Note 8.e.)	67,527,300	72,531,891	61,004,920
Investments on controlled and related companies (Note 8.b.)	894,603,642	865,535,414	581,408,382
Other investments (Note 8.b.)	262,273	262,273	262,273
Fixed assets, net (Schedule A)	258,414,763	236,576,639	224,720,686

Total Non-Current Assets	1,254,165,243	1,210,796,600	925,884,095

Total Assets	1,919,112,950	2,057,713,860	1,075,364,586

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	40,978,561	45,837,964	41,745,135
Loans (Note 8.g.)	106,579,702	193,106,374	128,693,724
Salaries and social security payable (Note 8.h.)	3,665,791	5,318,290	2,504,801
Taxes payable (Note 8.i.)	11,267,374	9,768,870	8,177,033
Other debts (Note 8.j.)	19,739,104	285,600	4,693,790

Total Debts	182,230,532	254,317,098	185,814,483

Total Current Liabilities	182,230,532	254,317,098	185,814,483

Non-Current Liabilities
Trade accounts payable (Note 8.f.)	—	—	11,034
Loans (Note 8.g.)	—	—	25,200,000
Taxes payable (Note 8.i.)	42,203,601	40,975,673	47,590,073
Provisions (Schedule E)	84,963	82,958	45,216

Total Non-Current Liabilities	42,288,564	41,058,631	72,846,323

Total liabilities	224,519,096	295,375,729	258,660,806

SHAREHOLDERS’ EQUITY	1,694,593,854	1,762,338,131	816,703,780

Total Liabilities and Shareholders’ Equity	1,919,112,950	2,057,713,860	1,075,364,586

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vice President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Operations

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

	September 30, 2008 (Notes 1 and 2) Pesos	September 30, 2007 (Notes 1 and 2) Pesos
Production income:
Crops	6,097,326	2,352,225
Beef cattle	1,668,149	3,851,532
Milk	6,064,398	4,244,943

Total production income	13,829,873	10,448,700

Cost of production (Schedule F.2)
Crops	(6,130,986)	(3,557,378)
Beef cattle	(4,224,928)	(5,479,615)
Milk	(4,991,858)	(3,052,007)

Total cost of sale	(15,347,772)	(12,089,000)

Production loss	(1,517,899)	(1,640,300)

Sales
Crops	50,734,340	18,330,710
Beef cattle	4,400,789	11,086,951
Milk	5,307,795	4,112,227
Other	3,574,498	921,533

Total Sales	64,017,422	34,451,421

Cost of sales (Schedule F.1)
Crops	(41,698,761)	(17,275,136)
Beef cattle	(4,182,175)	(10,541,076)
Milk	(5,327,808)	(4,112,227)
Other	(1,915,709)	(154,756)

Total cost of sale	(53,124,453)	(32,083,195)

Sales profit	10,892,969	2,368,226

Gross profit	9,375,070	727,926

Selling expenses (Schedule H)	(7,356,062)	(2,667,226)
Administrative expenses (Schedule H)	(6,046,580)	(4,125,998)
Holding gain - Beef cattle (Schedules F.1 and F.2)	(1,125,409)	442,909
Holding gain – Crops, raw materials and MAT	(2,646,888)	(1,937,276)

Operating loss	(7,799,869)	(7,559,665)

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	15,722,941	3,245,715
Interest income	6,229,899	1,389,933
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes	—	(387,392)
Doubtful accounts (Schedule E)	(84,199)	19,233
Tax on banking debits and credits	(1,402,700)	(718,661)
Holding gain and transactions on security stock	1,125,549	567,330

Total	21,591,490	4,116,158

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes	—	(92,362)
Interest on loans	(5,252,624)	(2,974,754)
Others	(284,241)	(319,555)
Exchange differences and discounts	(4,698,505)	(2,040,839)

Total	(10,235,370)	(5,427,510)

Other income and expenses, net:
Gain from other fixed assets sales	111,520	—
Shareholders’ Personal asset tax	(2,120,326)	(1,544,284)
Others	14,990	—

	(1,993,816)	(1,544,284)

Loss from controlled and related companies (Note 8.k)	(37,733,184)	(5,511,597)
Net loss before income tax	(36,170,749)	(15,926,898)

Income tax (expense) benefit (Note 6)	(1,227,928)	3,324,488

Net loss for the period	(37,398,677)	(12,602,410)

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vice President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1 and 2)

Items	Shareholders’ contributions						Retained earnings		Unappropiated Earnings (deficit) Pesos	Transitory conversion differences Pesos	Total as of September 30, 2008 Pesos	Total as of September 30, 2007 Pesos
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1) Pesos	Subtotal Pesos	Legal Reserve Pesos	New projects reserve Pesos
	Common stock Pesos	Treasury stock Pesos	Common stock Pesos	Treasury stock Pesos
Balances at the beginning of the year	501,531,865	—	166,218,124	—	879,187,851	1,546,937,840	15,644,814	158,743,802	22,948,038	18,063,637	1,762,338,131	824,954,215
Conversion of Notes in common stock (Note 13)											—	2,767,494
Exercise of Warrants (Note 13)											—	4,008,355
Exercise of Options (Note 16)	4,416				18,586	23,002					23,002	—
Repurchase of treasury stock (Note 19)	(2,153,886)	2,153,886	(710,782)	710,782					(7,277,483)		(7,277,483)	—
Related companies Law 19,550 Section 33:											—	(6,300,417)
IRSA (Note 14)
Transitory conversion differences										(23,091,119)	(23,091,119)	3,876,543
Net loss for the period									(37,398,677)		(37,398,677)	(12,602,410)

Balances as of September 30, 2008	499,382,395	2,153,886	165,507,342	710,782	879,206,437	1,546,960,842	15,644,814	158,743,802	(21,728,122)	(5,027,482)	1,694,593,854

Balances as of September 30, 2007	313,396,410	—	166,218,124	—	161,578,267	641,192,801	13,176,701	120,099,646	36,759,859	5,474,773		816,703,780

(1)	See notes 2.p., 12.b. and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vice President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

	September 30, 2008 (Notes 1 and 2) Pesos	September 30, 2007 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	519,851,719	83,396,914
Cash and cash equivalents at the end of the period	313,395,647	11,752,460

Net decrease in cash and cash equivalents	(206,456,072)	(71,644,454)
Causes of changes in cash and cash equivalents
Operating activities
Loss for the period	(37,398,677)	(12,602,410)
Accrued interest during the period	965,028	3,067,116
Income tax	1,227,928	(3,324,488)
Adjustments made to reach net cash flow from operating activities
Loss from interest in controlled and related companies	37,558,364	5,511,597
Increase in allowances , provisions and accruals	881,267	11,180,855
Depreciations of fixed assets	1,315,197	1,118,038
Amortization of intangible assets	174,820	—
Holding gain – Inventory	3,772,297	1,494,367
Financial results	1,774,142	(79,217)
Gain from sale of fixed assets	(111,520)	—
Changes in operating assets and liabilities
Decrease in current investments	69,261	97,268
(Increase) decrease in trade accounts receivable	(5,551,659)	16,321,225
Increase in other receivables	(34,959,085)	(19,708,264)
Decrease (increase) in inventories	22,604,096	(816,269)
(Decrease) increase in social security payable & taxes payable and advances from customers	(153,995)	642,378
(Decrease) increase in trade accounts payable	(5,822,864)	1,638,473
Dividends collected	158,983	589,482
Increase (decrease) in other debts	4,354,134	(1,368,353)

Cash flows (applied to) provided by operating activities	(9,142,283)	3,761,798

Investment activities
Increase in interest in related companies	(76,469,091)	(77,184,802)
Increase in related companies loans	(3,577,124)	(6,245,780)
Acquisition and upgrading of fixed assets	(22,983,283)	(3,489,453)
Collections of receivables from sale of fixed assets	2,929,655	2,302,627
Sale of fixed assets	143,901	—

Cash flows applied to investment activities	(99,955,942)	(84,617,408)

Financing activities
Exercise of Warrants and Options	23,002	4,008,355
Increase in financial loans	6,173,175	35,005,994
Decrease in financial loans	(97,952,471)	(29,074,793)
Decrease in seller financing	—	(728,400)
Repurchase of treasury stock	(5,601,553)	—

Cash flows (applied to) provided by financing activities	(97,357,847)	9,211,156

Net decrease in cash and cash equivalents	(206,456,072)	(71,644,454)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	202,419	242,327
Increase in interest in related companies through a decrease of non-current investment	—	37,764,000
Increase in interest in related companies through an increase of non-current other debts	13,423,440	—
Conversion of notes in common stock	—	2,767,494
Repurchase of treasury stock unpaid	1,675,930	—
Complementary information
Interest paid	2,226,684	2,201,335
Income tax paid	1,428,607	540,749

Alejandro G. Elsztain Vice President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

NOTE 1:    ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b.	Unifying of accounting standards

On July 8, 2004, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company’s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders’ equity as from the time the unifying accounting standards became effective.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441 issued on April 8, 2003 by the C.N.V., the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the C.P.C.E.C.A.B.A., by which the restatement of financial statements was discontinued as from October 1, 2003. As of September 30, 2008, this change has not generated any significant effect on the Company’s financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:    (Continued)

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of September 30, 2007 and June 30, 2008.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation and amortization, income taxes, deferred liabilities, transitory conversion differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other receivables and Other debts.

The assets and liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the fiscal year under “Holding gain – Crops, raw materials and MAT”.

As of September 30, 2008, purchases and sales of dollars operations are included under the financial results.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at period-end or year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

•	Dairy cattle

•	Breeding cows

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value (NRV).

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

Interests in subsidiaries and affiliates as of September 30, 2008 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agrology S.A.	97.00
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	68.10
Cactus Argentina S.A. (Note 12.b)	24.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S.A. (“IRSA”) (Note 12.d)	43.98
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (“BrasilAgro”) (Note 12.a)	14.39
Fyo Trading S.A.	3.63
Exportaciones Agroindustriales Argentinas S.A. (Note 12.c.)	0.36

The Company presents as complementary information the consolidated financial statements as of September 30, 2008 and 2007 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com S.A. Likewise, as the companies Fyo Trading S.A. and Agrology S.A were organized on May 2 and 8, 2008, respectively, their financial statements are only consolidated as of September 30, 2008 and June 30, 2008.

2.	Acquisitions of equity interests in companies

The acquisitions of companies were booked according to the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value.

In such sense, the Company identified assets and liabilities acquired, including intangible assets such as: lease agreements acquired under conditions upper or lower than market; costs of executing lease agreements in effect (the latter being the market cost that the Company avoids to incur for acquiring lease agreement in effect), the value of trademarks acquired, the value of deposits related to the investment in Banco Hipotecario and the intangible value of customer relationships.

This identification process and the respective determination of current values call for complex determinations and significant estimates.

The Company used information contained in valuations carried out by independent experts as primary basis to assign the price paid to plots of land, buildings, shopping malls, inventory and hotels of the acquired companies. The amounts assigned to the rest of assets and liabilities were based on independent valuations or in the Company’s own analysis with comparable assets and liabilities.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

The current value of acquired intangible values considers the value of the property as if it were vacant.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceeds the price paid, intangible assets acquired are not recognized as they would increase the negative goodwill generated by these acquisitions upon the purchase. If the price paid exceeds the value of identified tangible and intangible assets and liabilities, the surplus is considered to be positive goodwill.

This account includes the increase value paid for the purchase of shares of affiliated and related companies that may be assigned to assets acquired and (positive and negative) goodwill related to the affiliates BrasilAgro and IRSA.

3.	Goodwill

•	Negative goodwill

As provided by Technical Resolution No. 21, the negative goodwill related to the equity interest in the affiliate IRSA has been valued at cost restated as of February 28, 2003 as the case may be, which was calculated as the difference between the value paid for such investment and the current value of the equity interest acquired, the latter being determined as established in note 2.k.2.

IRSA’s shares were acquired by means of purchases on the market and converting of bonds into shares and exercising warrants issued by IRSA.

The (negative) goodwill related to acquiring an additional interest in IRSA during the three-month period ended September 30, 2008, resulting from the purchase of shares on the market, has been valued at cost, which was calculated as the difference between the value paid by such investment and the book value of the interest acquired. As to this goodwill, the Company is currently analyzing the book value of assets and liabilities acquired identified as provided by Technical Resolution No. 21, caption 1.3.1.

The amortization of the negative goodwill is recognized over a period equal to the weighted average of the remaining useful life of IRSA’s identifiable assets that are subject to depreciation, which ranges from 20 to 29 years or in an accelerated manner, the party proportional to the negative goodwill so long as IRSA carries its identifiable assets. Amortizations have been classified in the account “Loss from interests in controlled and related companies” in the Statement of Operations.

•	Positive goodwill

As provided by Technical Resolution No. 21, the positive goodwill related to the equity interest in the affiliates IRSA and BrasilAgro has been valued at cost, which was calculated as the difference between the value paid for such investments and the current value of the equity interests acquired, the latter being determined as established in note 2.k.2. IRSA and BrasilAgro shares were acquired by means purchases on the market.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

The positive goodwill has not been amortized as it has an undefined useful life.

Upon refining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the positive goodwill related to equity interests in the affiliates IRSA and BrasilAgro generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

As provided by Technical Resolution No. 18, if the Company determines that the goodwill has an undefined useful life, its amortization will not be computed and its recoverable value should be compared at each year-end to verify whether the its value has decreased, allocating losses for impairment in value to income for the year in which such losses were determined.

l.	Other investments

•	Investments in debt securities

IRSA’s Convertible Notes were valued at quotation value at period-end or year-end

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

m.	Fixed assets

•	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

•	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

•	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or the fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

n.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

o.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “unappropriated earnings” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “common stock account” was debited for the face value of repurchased shares and the “inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “inflation adjustment of treasury stock account” were respectively credited.

p.	Paid-in capital –

•

Related Companies Law No. 19,550 Section 33: Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Cactus Argentina S.A. generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in captions 9 second part of Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

•	Options issued: the value of options issued by the Company, which was determined as provided in note 16, has been allocated to the account Additional Paid-in Capital.

q.	Transitory Conversion Differences – Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

r.	Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the closing date of these financial statements.

Cattle and grain production cost calculated to reflect production income is reflected in Schedule F.2.

Cost of sales is calculated by inventory difference and the income for the production of meat, grain and milk is disclosed in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at net realization value (NRV) upon harvesting and the value of the same production valued at net realization value (NRV) as of the closing date of these financial statements.

Cattle holding gain is disclosed in a line of the statement of operations and Schedule F and is calculated as stated in Note 2.j.

The results generated by futures and options on the Futures Market are recognized under “Holding gain – Crops, raw materials and MAT” on the statement of operations. The closed positions are recognized as a difference between the exercise price and their close price; and the opens positions at the end of the period, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets.

The rest of income for the year is disclosed at incurred cost.

Financial income segregated into that generated by assets and by liabilities is disclosed in the statement of operations.

s.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

t.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

Because since this year, the law which created this tax has not been extended, the Company did not account the provision for the tax on minimum presumed income since this period.

u.	Revenue recognition

The Company books its operating income as stated in Note 2.r. The Company books its sales when products are received by its customers.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:    COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common and treasury stock as of June 30, 2005	162,784,579	162,784,579	162,784,579
Conversion of notes in common stock (Note 13) - Fiscal Year 2006	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note 13) - Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of notes in common stock (Note 13) - Fiscal Year 2007	44,352,015	44,352,015	44,352,015
Exercise of Warrants (Note 13) - Fiscal Year 2007	44,619,656	44,619,656	44,619,656
Conversion of notes in common stock (Note 13) - Fiscal Year 2008	5,343,374	5,343,374	5,343,374
Exercise of Warrants (Note 13) - Fiscal Year 2008	5,855,178	5,855,178	5,855,178
Capital Increase- Ordinary share (Note 16)	180,000,000	180,000,000	180,000,000
Exercise of Options (Note 16) - Fiscal Year 2008	757,093	757,093	757,093
Exercise of Options (Note 16) - Fiscal Year 2009	4,416	4,416	4,416

Common and treasury stock as of September 30, 2008 (1)	501,536,281	501,536,281	501,536,281

(1)	During this period 206,020 ADR’s and 93,686 shares of common stock were repurchased. See note 19.

As of September 30, 2008, the capital authorized to be publicly offered is formed of 501,536,281 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:    DERIVATIVE FINANCIAL INSTRUMENTS

As of September 30, 2008 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal / Currency	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
US$	—	—	—	—	2,472,786 (a)

Sell
Corn	16,500	357,473	—	—	967,899
Soybean	2,700	83,565	—	—	351,004
Wheat	5,400	116,991	—	—	360,196
Sunflower	100	15,475	—	—	184,153

Options
Purchase Call
Corn	6,350	—	61,900	967	(60,933)

Sell Call
Corn	4,000	41,473	(89,136)	(21,046)	68,090
Soybean	3,000	30,486	(54,163)	(18,261)	35,902

Purchase Put
Corn	16,510	—	632,928	696,532	63,604
Soybean	72,760	—	2,930,191	6,183,904	3,253,713

Sell Put
Corn	16,510	—	(280,871)	(256,485)	24,386
Soybean	64,600	—	(1,602,436)	(3,854,488)	(2,252,052)

Total	208,430	645,463	1,598,413	2,731,123	5,468,748

(a)	Corresponds to a future of purchase of 40,747,000 Dollars composed of (i) US$4,074,000, US$2,059,000 and US$4,070,000 with Santander Río Bank due for 03/31/2009 , (ii) US$5,274,000 with Itaú Bank due for 03/31/2009; (iii) US$10,000,000 and US$5,000,000 with Macro Bank due for 03/31/2009; and (iv) US$5,180,000 and US$5,090,000 with Standard Bank due for 03/31/2009 .The gains generated as of September 30, 2008 are shown within financial results in the statement of operations.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:    (Continued)

As of September 30, 2007 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal / Currency	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	11,430	—	—	—	(19,048)
Wheat	12,240	—	—	—	875,205

Sell
Corn	16,610	278,656	—	—	(259,763)
Soybean	18,200	566,020	—	—	(2,032,230)
Wheat	26,700	137,151	—	—	(8,124,181)
US$	—	—	—	—	(460,306	)(a)

Options
Purchase Call
Corn	22,860	—	903,455	92,129	(811,326)
Soybean	10,432	(67,363)	629,386	699,435	70,049
Wheat	19,040	—	1,781,253	2,802,086	1,020,833

Sell Call
Corn	25,400	—	(202,150)	(177,844)	24,306
Soybean	13,012	16,499	(485,938)	(631,604)	(145,666)
Wheat	26,160	120,037	(767,361)	(2,755,390)	(1,988,029)

Purchase Put
Sunflower	500	—	6,220	1,555	(4,665)
Soybean	4,080	—	69,975	2,331	(67,644)
Wheat	20,940	(2,774)	522,325	71,266	(451,059)

Sell Put
Corn	22,860	—	(405,855)	(250,147)	155,708
Soybean	2,000	560	(29,079)	(6,220)	22,859
Wheat	24,480	—	(619,668)	(69,741)	549,927

Total	276,944	1,048,786	1,402,563	(222,144)	(11,645,030)

(a)	Corresponds to a future of sell of 12,400,006 Dollars composed of: (I) US$5,002,307 and US$2,452,846 with Santander Río Bank due on 01/07/2008 and 01/21/2008 respectively; (II) US$2,000,000 with MBA Bank due on 11/13/2007; and (III) US$2,954,853 with Standard Bank. The losses generated as of September 30, 2007 are shown within financial results of the statement of operations.

Crops: As of September 30, 2008 and 2007 the Company recognized results of Ps. 3,559,137 (gain) and Ps. 9,253,043 (loss), respectively, to reflect the closing of the transactions carried out during those periods. This results is disclosed a part of the statement in the line “Holding gain – Crops, raw materials and MAT” in the statement of operations.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:    MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of September 30, 2008 and 2007 does not include any charge in the Statement of Operations by this concept.

NOTE 6:    INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of September 30, 2008:

	Cumulative tax loss carryforwards	Cash in foreign currency	TOTAL
Initial balance	13,479,317	8,058,199	21,537,516
Gain (Loss) recognized	7,495,806	(7,315,727)	180,079
Closing balance	20,975,123	742,472	21,717,595

•	Deferred liabilities as of September 30, 2008:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial balance	(43,747,536)	(19,928,988)	—	1,163,335	(62,513,189)
Gain (Loss) recognized	55,062	(443,523)	12,513	(1,032,059)	(1,408,007)
Closing balance	(43,692,474)	(20,372,511)	12,513	131,276	(63,921,196)

As of September 30, 2008, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 42,203,601.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:    (Continued)

As mentioned in Note 1.b. the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 14,293,338. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	183,736
2 years	106,688
3 years	76,580
over 3 years	1,143,676
no term	12,782,658

Total	14,293,338

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net loss for accounting purposes:

Description	September 30, 2008	September 30, 2007
Net loss before income tax	(36,170,749)	(15,926,898)
Tax rate	35%	35%

Net loss at tax rates:	(12,659,762)	(5,574,414)
Permanent differences at tax rate:
Restatement into constant currency	46,911	59,746
Donations	2,982	1,472
Results from controlled and related companies	13,145,428	1,929,059
Personal asset tax	742,114	535,386
Miscellaneous permanent differences	(49,745)	(275,735)

Income tax expense (benefit)	1,227,928	(3,324,488)

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 20,975,123 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration Year
2005	162,854	2010
2007	633,943	2012
2008	12,682,520	2013
2009	7,495,806	2014

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:    (Continued)

Minimum presumed income tax credits booked by the Company, which were pending use as of the period-end, amount to Ps. 19,534,790 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,942,817	2016
2007	5,264,625	2017
2008	12,327,348	2018

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of June 30, 2008:

	Cumulative tax loss carryforwards	Cash in foreign currency	TOTAL
Initial balance	2,683,880	372,955	3,056,835
Gain recognized	10,795,437	7,685,244	18,480,681
Closing balance	13,479,317	8,058,199	21,537,516

•	Deferred liabilities as of June 30, 2008:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial balance	(35,931,323)	(17,738,498)	(301,575)	(53,971,396)
(Loss) gain recognized	(7,816,213)	(2,190,490)	1,464,910	(8,541,793)
Closing balance	(43,747,536)	(19,928,988)	1,163,335	(62,513,189)

As of June 30, 2008, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 40,975,673.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances as of September 30, 2008 and 2007 and June 30, 2008 with Subsidiaries, related companies and related parties:

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
IRSA Inversiones y Representaciones S.A.(3)
Current Trade accounts receivable	16,095	—	—
Non-Current other receivables	—	—	14,043
Current Trade accounts payable	—	85,405	130,265
Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	169,222	131,991	—
Current other receivables	3,045,125	3,446,305	—
Current trade accounts payable	—	—	125,790
Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	13,268,830	6,758,759	7,846,432
Current Other receivables	23,603	23,603	23,603
Cactus Argentina S.A.(3)
Current Trade accounts receivable	354,829	18,814	—
Current Other receivables	3,509,908	3,391,603	5,512,551
Non-Current other receivables	—	—	2,006
Current Trade accounts payable	—	—	389,245
Agrology S.A. (1)
Current Trade accounts receivable	4,086	4,086	—
Current Other receivables (5)	101,758,370	97,470,774	—
Agro-Uranga S.A.(3)
Current Other receivables	—	56,410	—
Fundación IRSA (4)
Current Trade accounts payable	1,073,000	1,073,000	1,800,000
CYRSA S.A.(4)
Current Trade accounts payable	39,947	39,948	—
Inversora Bolívar (4)
Current Trade accounts payable	77,118	185,256	40,106
Alto Palermo S.A.(4)
Non-Current other receivables	—	—	70,215
Current Trade accounts payable	754,801	3,370,825	1,772,646
Shopping Alto Palermo S.A. (4)
Current Trade accounts payable	943	2,681	—
Comercializadora de los altos S.A.(4)
Current Trade accounts receivable	933	933	—
BrasilAgro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	305,949	305,949	30,537
Agropecuaria Cervera S.A.(1)
Current Trade accounts receivable	—	290,062	—
Current other receivables	30,937,233	26,695,934	—
Non-Current other receivables	—	—	20,041,244
Current trade accounts payable	169,003	—	767,265
Consultores Asset Management S.A.(4)
Current other receivables	1,280,709	1,280,709	—
Management Fees	—	—	704,444
Credits to employees (4)
Current credits to Senior management, directors and staff of the company	168,990	209,582	170,913

(1)	Controlled company

(2)	Shareholder

(3)	Related company

(4)	Related party

(5)	Related to a loan for consumption whose funds were used by Agrology S.A. to acquire IRSA’s shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of September 30, 2008 and 2007 and June 30, 2008 with Subsidiaries, related companies and related parties (Continued):

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	474,955	889,155	40,854
Directors (4)
Current Loans
Convertible Notes 2007 and interest payable (Schedule G)
Directors	—	—	5,022
Convertible Notes 2007 (Schedule G)
Directors		—	105,840
Other current debts	323,400	285,600	98,400

(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended as of September 30, 2008 and 2007:

Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Salaries and journals	Fees	Livestock expenses	Interest income	Administrative services	Others
Agro-Uranga S.A.	2009	—	—	—	—	—	—	215,016
	2008	—	—	—	—	—	—	—
Alto Palermo S.A.	2009	(192,420)	—	—	—	—	—	(3,400)
	2008	(31,904)	—	—	—	—	—	—
Brasil Agro – Companhia Brasileira de Porpiedades Agrícolas	2009	—	—	—	—	—	407,878	—
	2008	—	—	—	—	—	—	—
Comercializadora Los Altos S.A. (Ex-Alto City.Com)	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—
Cactus Argentina S.A.	2009	—	—	—	(242,419)	118,305	44,490	269,496
	2008	—	—	—	(1,036,252)	165,779	50,160	2,220
Directors	2009	—	(126,603)	—	—	—	—	—
	2008	—	(97,594)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2009	—	—	(539,688)	—	—	—	—
	2008	—	—	(184,629)	—	—	—	—
Futuros y opciones.Com S.A.	2009	—	—	—	—	—	—	(108,256)
	2008	—	—	—	—	—	—	(214,567)
Inversiones Ganaderas S.A.	2009	—	—	—	—	149,482	—	26,976
	2008	—	—	—	—	228	—	—
Agropecuaria Cervera S.A.	2009	—	—	—	—	741,299	—	(473,784)
	2008	—	—		—	437,630	—	—
Inversora Bolívar S.A.	2009	—	—	—	—	—	—	(96,617)
	2008	—	—	—	—	—	—	(79,006)
IRSA Inversiones y Representaciones S.A.	2009	(14,103)	—	—	—	303,757	—	—
	2008	(63,345)	—	—	—	(387,392)	—	—
Agrology S.A.	2009	—	—	—	—	4,287,596	—	—
	2008	—	—	—	—	—	—	—
Credits to employees	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	3,151	—	—

Total 2009		(206,523)	(126,603)	(539,688)	(242,419)	5,600,439	452,368	(170,569)

Total 2008		(95,249)	(97,594)	(184,629)	(1,036,252)	219,396	50,160	(291,353)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:    Details of balance sheet and statement of operations accounts

a.	Cash and banks

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Cash	114,984	108,863	26,510
Foreign currency (Schedule G)	20,659	19,471	8,000
Local currency checking account	1,969,266	1,039,108	2,401,543
Foreign currency checking account (Schedule G)	23,013,455	44,307,810	4,642,075
Local currency saving account	191,698	54,628	34,586
Foreign currency saving account (Schedule G)	636,184	102,177	512,072
Checks to be deposited	149,701	1,054,337	320,154

	26,095,947	46,686,394	7,944,940

b. Investments and Goodwill

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Investment
Investment (Schedule C and G)	297,457,540	485,166,569	4,838,857

	297,457,540	485,166,569	4,838,857

Investment
Investment on controlled and related companies (Notes 12 and 14 and Schedule C)	1,119,159,802	1,074,786,152	703,351,528

	1,119,159,802	1,074,786,152	703,351,528

Other investments
Other investments (Schedule C)	262,273	262,273	262,273

	262,273	262,273	262,273

Goodwill
Goodwill (Schedule C)	(224,556,160)	(209,250,738)	(121,943,146)

	(224,556,160)	(209,250,738)	(121,943,146)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:    (Continued)

c. Trade accounts receivable

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Accounts receivable in local currency	21,646,684	21,236,632	10,921,912
Less:
Allowance for doubtful accounts (Schedule E)	(465,219)	(381,020)	(353,126)
Accounts receivable in foreign currency (Schedule G)	1,460,276	2,843,820	934,526
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	169,222	131,991	—
Futuros y Opciones.Com S.A.	13,268,830	6,758,759	7,846,432
Cactus Argentina S.A.	354,829	18,814	—
IRSA Inversiones y Representaciones S.A.	16,095	—	—
Agropecuaria Cervera S.A.	—	290,062	—
Agrology S.A.	4,086	4,086	—
Comercializadora de los Altos S.A. (Ex-Alto CIty.Com S.A.)	933	933	—

	36,455,736	30,904,077	19,349,744

d. Other receivables

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Prepaid leases	30,548,569	11,366,483	15,469,334
Income tax credit and advances (net of accrual for income tax)	13,166,815	14,415,538	10,294,355
Guarantee deposits and premiums (Note 4 and Schedule G)	7,225,929	1,174,275	12,018,952
Secured by mortgage (Schedule G)	5,814,746	6,188,608	6,921,671
Outstanding NDF (Note 4)	2,472,786	—	—
Prepaid expenses	220,139	109,485	201,051
Outstanding valued added tax, gross sales tax and others tax credit	20,741,199	13,984,579	11,090,673
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,509,908	3,391,603	5,512,551
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	30,937,233	26,695,934	—
Inversiones Ganaderas S.A.	3,405,125	3,446,305	—
Agrology S.A.	101,758,370	97,470,774	—
Agro-Uranga S.A.	—	56,410	—
BrasilAgro - Companhia Brasileira de Propiedades Agrícolas	305,949	305,949	30,537
Consultores Asset Management S.A.	1,280,709	1,280,709
Credits to employees	168,990	209,582	170,913
Others (Schedule G)	2,888,541	1,996,289	945,865

	224,468,611	182,116,126	62,679,505

Non-current
Secured by mortgage (Schedule G)	5,534,894	7,048,582	11,123,438
Income tax prepayments, VAT and others	8,287,581	9,307,011	7,044,453
Income tax advances	—	—	11,741,506
Tax on minimum presumed income	19,534,790	19,534,790	8,437,842
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	—	—	2,006
Agropecuaria Cervera S.A.	—	—	20,041,244
Alto Palermo S.A. (Schedule G)	—	—	70,215
IRSA Inversiones y representaciones S.A. (Schedule G)	—	—	14,043
Prepaid leases	—	—	179
Others (Schedule G)	—	—	12,908

	33,357,265	35,890,383	58,487,834

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:    (Continued)

e. Inventories

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Beef cattle	15,116,059	11,356,534	10,975,388
Crops	20,506,389	62,989,034	26,136,862
Unharvested crops	11,995,175	6,051,754	6,904,835
Seeds and fodder	2,160,965	3,205,282	1,489,767
Materials and others	30,691,285	18,441,490	9,160,593

	80,469,873	102,044,094	54,667,445

Non-Current
Beef cattle	67,527,300	72,531,891	61,004,920

	67,527,300	72,531,891	61,004,920

f. Trade accounts payable

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Suppliers in local currency	3,348,448	3,801,404	626,858
Suppliers in foreign currency (Schedule G and Note 11) (1)	20,412,254	12,229,011	17,731,492
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	77,118	185,256	40,106
Alto Palermo S.A.	754,801	3,370,825	1,772,646
Shopping Alto Palermo S.A.	943	2,681	—
Inversiones Ganaderas S.A.	—	—	125,790
IRSA Inversiones y Representaciones S.A.	—	85,405	130,265
Cactus Argentina S.A.	—	—	389,245
Estudio Zang, Bergel & Viñes	474,955	889,155	40,854
Fundación IRSA	1,073,000	1,073,000	1,800,000
CYRSA S.A.	39,947	39,948	—
Agropecuaria Cervera S.A.	169,003	—	767,265
Accrual for other expenses (Schedule G)	14,616,451	22,582,398	18,320,614
Accrual for cereal expenses	11,641	1,578,881	—

	40,978,561	45,837,964	41,745,135

Non-Current
Accrual for other expenses (Schedule G)	—	—	11,034

	—	—	11,034

(1)	Includes as of September 30, 2008 US$1,553,180 for the acquisition of farm “San Pedro”, corresponding to suppliers in foreign currency secured by mortgage. See Note 11.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:    (Continued)

g. Loans

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Local financial loans (Note 15 and Schedule G)	91,762,949	168,644,499	122,455,684
Foreign financial loans ( Notes 15 and 17 and Schedule G)	25,339,753	24,461,875	—
Guarantee paid (Notes 15 and 17 and Schedule G)	(10,523,000)	—	—
Convertible Notes 2007 (Schedule G)	—	—	5,951,991
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	—	105,840
Convertible Notes 2007 expenses	—	—	(2,872)
Convertible Notes 2007 Interest payable (Schedule G)	—	—	178,059
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	—	5,022

	106,579,702	193,106,374	128,693,724

Non-Current
Foreign Financial Loans (Notes 15 and 17 and Schedule G)	—	—	25,200,000

	—	—	25,200,000

h. Salaries and social security payable

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Accrual for vacation and statutory annual bonus	1,929,567	4,592,292	1,466,981
Social security taxes payable	1,160,750	691,238	698,963
Health care payable	575,474	34,760	338,440
Others	—	—	417

	3,665,791	5,318,290	2,504,801

i. Taxes payable

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Tax on minimum presumed income (Note 2.t.)	7,565,325	8,993,932	6,495,025
Property tax payable	47,472	46,251	—
Taxes withheld for income tax	1,230,545	486,333	635,058
Gross sale tax payable	242,178	241,681	68,402
Taxes withheld-value added tax	60,669	—	13,358
Others	2,121,185	673	965,190

	11,267,374	9,768,870	8,177,033

Non-Current
Deferred income tax	42,203,601	40,975,673	47,590,073

	42,203,601	40,975,673	47,590,073

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:    (Continued)

j.	Other debts

	September 30, 2008 Pesos	June 30, 2008 Pesos	September 30, 2007 Pesos
Current
Premiums collected (Note 4 and Schedule G)	4,150,280	—	3,890,946
Debt for purchase of shares (Notes 12 d) and 19 and Schedule G)	15,099,370	—	—
Management fees agreement accrual (Note 5)	—	—	704,444
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	323,400	285,600	98,400
Others	166,054	—	—

	19,739,104	285,600	4,693,790

k.	Loss from controlled and related companies

	September 30, 2008 Pesos	September 30, 2007 Pesos
IRSA Inversiones y Representaciones S.A.
- Loss equity method	(30,900,072)	(7,510,454)
- Amortization negative goodwill	3,000,429	1,160,455
- Depreciation higher values	(407,263)	—
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
- Gain equity method	(2,505,446)	559,772
Cactus Argentina S.A.
- (Loss) gain equity method	(519,173)	61,349
Agro-Uranga S.A.
- (Loss) gain equity method	(62,569)	457,843
Inversiones Ganaderas S.A.
- Loss equity method	(494,639)	(134,300)
Agropecuaria Cervera S.A.
- Loss equity method	(772,143)	(253,954)
- Depreciation concession right	(174,820)	—
- Depreciation tree platations (wood)	(32,400)	—
Futuros y Opciones.Com S.A.
- Gain equity method	108,855	147,692
Agrology S.A.
- Loss equity method	(4,973,943)	—

	(37,733,184)	(5,511,597)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007
2nd quarter 2008/2007 financial period	—	—	—	—	—	19,349,744	—	—	25,207,741
3th quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	6,460,981
4th quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	5,731,561
1st quarter 2009/2008 financial period	—	—	—	—	30,904,077	—	—	14,291,318	4,072,284
2nd quarter 2009/2008 financial period	—	—	—	36,455,736	—	—	29,792,947	16,183,633	—
3th quarter 2009/2008 financial period	—	—	—	—	—	—	12,404,268	1,767,384	—
4th quarter 2009/2008 financial period	—	—	—	—	—	—	7,324,804	5,626,439	3,779,689
1st quarter 2010/2009 financial period	—	—	—	—	—	—	3,008,136	1,710,405	1,782,030
4th quarter 2010/2009 financial period	—	—	—	—	—	—	3,761,459	3,627,772	3,779,689
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,773,435	1,710,405	1,782,030
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	297,457,540	485,166,569	4,838,857	—	—	—	171,938,456	144,247,352	21,206,938
With no stated non-current term	262,273	262,273	262,273	—	—	—	27,822,371	28,841,801	47,364,396

Total	297,719,813	485,428,842	5,101,130	36,455,736	30,904,077	19,349,744	257,825,876	218,006,509	121,167,339

Assets classified according to their interest rate (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007
At fixed interest rate	9,285,000	10,746,000	—	—	—	—	11,238,778	13,015,721	22,705,301
At variable interest rate	287,960,617	473,881,402	4,838,857	—	—	—	128,745,233	125,738,745	18,652,208
Non-interest bearing	474,196	801,440	262,273	36,455,736	30,904,077	19,349,744	117,841,865	79,252,043	79,809,830

Total	297,719,813	485,428,842	5,101,130	36,455,736	30,904,077	19,349,744	257,825,876	218,006,509	121,167,339

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:    (Continued)

Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts			Provisions
	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007
2nd quarter 2008/2007	—	—	41,745,135	—	—	8,558,359	—	—	2,504,801	—	—	7,212,516	—	—	4,693,790	—	—	—
3rd quarter 2008/2007	—	—	—	—	—	9,909,675	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2008/2007	—	—	—	—	—	10,837,627	—	—	—	—	—	964,517	—	—	—	—	—	—
1st quarter 2009/2008	—	45,837,964	—	—	20,917,954	3,815,532	—	4,874,128	—	—	774,938	—	—	285,600	—	—	—	—
2nd quarter 2009/2008	40,978,561	—	—	21,414,863	24,461,875	25,200,000	2,897,735	444,162	—	1,581,723	8,993,932	—	19,739,104	—	—	—	—	—
3rd quarter 2009/2008	—	—	—	16,160,522	—	—	—	—	—	7,565,325			—		—	—	—	—
4th quarter 2009/2008	—	—	—	—	—	—	—	—	—	2,120,326			—		—	—	—	—
1st quarter 2010/2009	—	—	—	—	—	—	768,056		—	—			—		—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	69,004,317	147,726,545	95,572,531	—	—	—	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	11,034	—	—	—	—	—	—	42,203,601	40,975,673	47,590,073	—	—	—	84,963	82,958	45,216

Total	40,978,561	45,837,964	41,756,169	106,579,702	193,106,374	153,893,724	3,665,791	5,318,290	2,504,801	53,470,975	50,744,543	55,767,106	19,739,104	285,600	4,693,790	84,963	82,958	45,216

Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts			Provisions
	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	June 30, 2008	September 30, 2007
At fixed interest rate	4,869,220	4,698,370	4,892,518	106,133,318	192,194,045	153,710,643	—	—	—	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	36,109,341	41,139,594	36,863,651	446,384	912,329	183,081	3,665,791	5,318,290	2,504,801	53,470,975	50,744,543	55,767,106	19,739,104	285,600	4,693,790	84,963	82,958	45,216

Total	40,978,561	45,837,964	41,756,169	106,579,702	193,106,374	153,893,724	3,665,791	5,318,290	2,504,801	53,470,975	50,744,543	55,767,106	19,739,104	285,600	4,693,790	84,963	82,958	45,216

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:     RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N0 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

On May 2, 2006, a loan agreement for USD 8 million was executed with Crédit Suisse, which imposes some restrictions on our ability to pay dividends. Under this loan agreement falling due on November 2, 2008, we are not allowed to pay dividends or make other restricted payments (including the purchase or redemption of our capital stock) in cash, obligations or other assets, for a total amount not exceeding USD 5 million in any calendar year.

On October 27, 2008, the debt was canceled as it is mentioned in note 22.c

NOTE 11:     PURCHASE AND SALE OF FARMS

a)	On September 25, 2008, a new extension was executed to pay USD 1,553,180 for the purchase of the establishment “San Pedro”. It extends the term through December 2, 2008, plus interest calculated at 7% annual rate, since September 3, 2008 through October 2, 2008, accruing no interest from such last date through the payment day.

b)	On September 5, 2008, the title deed conveying ownership for the purchase of 10,910 hectares of the establishment Estancia Carmen, located in the Province of Santa Cruz was executed. The transaction was agreed upon at USD 711,284, which was fully paid off.

c)	On July 28, 2008, an agreement of sale for the purchase of 4,566 hectares in the establishment “Las Londras” located in the Province of Guarayos, Bolivia was executed. The transaction was agreed upon at USD 11,414,334 out of which USD 1,100,000 was paid, the remainder will be paid off as follows: USD 3,799,489 on the day the agreement is notarized; USD 4,028,461 fixed and without interest 12 months after such date; and USD 2,486,384 fixed and without interest 24 months after the previously mentioned date.

d)	On July 28, 2008, an agreement of sale for the purchase of 883 and 2,969 hectares in the establishments “San Cayetano” and “San Rafael” respectively located in the Province of Guarayos, Bolivia was executed. The transaction was agreed upon at USD 8,860,516 out of which USD 874,000 was paid, the remainder will be paid off as follows: USD 2,929,199 on the day the agreement is notarized; USD 3,127,142 fixed and without interest 12 months after such date; and USD 1,930,175 fixed and without interest 24 months after the previously mentioned date.

e)	On July 28, 2008, an agreement of sale for the purchase of 3,748 hectares in the establishment “La Fon Fon” located in the Province of Obispo Santiesteban, Bolivia was executed. The transaction was agreed upon at USD 8,620,845 out of which USD 1,429,200 was paid, the remainder will be paid off as follows: USD 2,271,125 on the day the agreement is notarized; USD 3,042,555 fixed and without interest 12 months after such date; and USD 1,877,965 fixed and without interest 24 months after the previously mentioned date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:     INVESTMENTS IN COMPANIES

a) BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders´ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town (shareholders founders). Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:     (Continued)

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud S.A.C.I.F. y A. acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud S.A.C.I.F. y A. amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

During last year, Cresud acquired 4,086,000 shares for Ps. 83,958,788. Such purchase generated a change in the interest in BrasilAgro of 7.40% at 14.39%, which was registered in accordance with the acquisition method as stated in note 2.k.2.

As of September 30, 2008, the Company has not registered any value for the holding of such options.

During this period, Cresud did not acquire the shares of BrasilAgro, maintaining its equity interest at 14.39%.

Likewise, as of September 30, 2008, BrasilAgro has acquired its first eight properties, which represent 158,997 hectares.

b) Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement. Cactus issued 9,397,213 shares with a premium over par of Ps. 7,296,954 having Tyson subscribed 100% by paying Ps. 16,694,167.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:     (Continued)

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, as of September 30, 2008 Cresud registered a premium over par for such operation of Ps. 1,658,109.

In association with Tyson Foods Inc. and Cactus Feeders, Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,839,993.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

c) Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by the acquisition of 120 shares of the latter to Cactus Argentina S.A. As of September 30, 2008, the Company holding’s in EEASA had decreased to a 0.36%.

d) IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2007, our interest amounted to 25.01% representative of 116,305,767 shares. Between September and November 2007, we acquired additional 82.5 million shares of common stock by (i) converting USD 12 million corporate bonds convertible at 8% falling due in November 2007 into 22 million shares of common stock and (ii) exercising all our options to acquire 60.5 million shares of common stock for a total purchase price of USD 39.6 million. We later acquired 55,676,358 shares, increasing our interest to 43.98% as of September 30, 2008.

Resulting from these acquisitions is pending of payment Ps. 13.4 million as of the closing date of these financial statements, which are disclosed in “Other debts” in the balance sheet. Such amount was paid after the period-end.

NOTE 13:     ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Convertible Notes, non-convertible into shares of the Company, for an amount of up to US$50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13:     (Continued)

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Note, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Comisión Nacional de Valores dated October 1, 2002 and by the Bolsa de Comercio de Buenos Aires, authorizing the issue up to US$ 50,000,000 in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 per share (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 per share (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Note the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the year beginning June 30, 2003 and ended November 14, 2007, 49,910,874 corporate bonds were converted into 98,288,372 shares of common stock, which originated an increase in the Company’s shareholders’ equity of PS. 152,102,667. In the same year, 49,867,018 warrant options were exercised; consequently, 98,202,054 shares of common stock were issued for PS. 182,912,273.

On November 14, 2007, convertible notes fell due, out of which 89,126 convertible notes were pending conversion, which were settled in cash. Likewise, there were 132,982 warrant options that were not exercised.

NOTE 14:     PURCHASE AND SALE OF CONVERTIBLE NOTES

During November and December 2002, 49,692,668 convertible notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

1.	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:     (Continued)

b)	For each of IRSA’s Convertible Note the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from USD 0.5571 to USD 0.54505 and the warrants price went from USD 0.6686 to USD 0.6541. Such adjustment was effective as from December 20, 2002.

During the period beginning July 2003 and ended November 14, 2007, the Company acquired 600,500 Convertible Notes for USD 937,798.

During the same period, the Company sold 12,335,157 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima. The sale generated income for PS. 83,623,172.

Likewise, in the same period, the Company exercised its conversion right and exercised warrants of 37,958,011 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima giving rise to issuing 139,295,450 shares of common stock with a face value of PS. 1 each one. The adquisicion of these share has been registered in accordance with the acquisition method as stated in note 2.k.2.

During the same period, third party holders of Convertible Notes into shares of common stock of IRSA have exercised the conversion right of 61,984,332 Convertible Notes and have exercised 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of PS. 1 each one.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 64.4 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.p.).

On November 14, 2007, convertible corporate bonds of IRSA Inversiones y Representaciones Sociedad Anónima matured.

NOTE 15:     FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. As of September 30, 2008 our debt amounts to Ps. 106.6 million.

Upon analyzing the structure of such payable, we found a loan from Crédit Suisse to finance a Company’s investment in BrasilAgro for Ps. 25.3 million (note 12.a) repaid after the period-end (see note 22.c.), Ps. 22.8 million to finance our crop production, the remaining balance Ps. 69.0 million, are concentrated in the short-term.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:     (Continued)

The chart that follows discloses our Company debt as of September 30, 2008:

Bank	Currency	Total (Millions Ps.)	Term
Short-term	Pesos	69.0	Up to 90 days
Crop production financing	Pesos	22.8	Up to 168 days
Investement in BrasilAgro financing (net of guarantee in cash for Ps. 10.5 million)	Pesos	14.8	Up to 30 days

NOTE 16:     CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded.This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or PS. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amount to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amount to PS. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

During last year, 2,271,290 options were exercised, consequently, 757,093 shares of common stock were issued for Ps. 3,986,205.

In the current period, 13,250 options were exercised; consequently, 4,416 shares of common stock were issued for Ps. 23,002.

NOTE 17:     RESTRICTED ASSETS

As of September 30, 2008, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.a) to these financial statements. On October 24, 20008, such restriction was lifted (see note 22.c).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17:     (Continued)

The “San Pedro” establishment was included in fixed assets as of September 30, 2008. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.6 million is owed for such acquisition.

NOTE 18:     CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Program”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of September 30, 2008 the Company had made contributions to the Program that amount Ps. 691,808.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 19:     REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s Board of Directors decided to acquired treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions will be carried out for a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share will be paid.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices show.

As of the publication date of these financial statements, purchases of treasury shares amounted to 206,020 ADRs and 93,686 shares of common stock paying an amount of USD 2,243,470 and Ps. 314,584, respectively.

Resulting from these acquisitions is pending of payment Ps. 1.7 million at the closing date of these financial statements, which are disclosed in “Other debts” in the balance sheet. Such amount was paid after the period-end.

NOTE 20:     EXPANDING BUSINESS INTO THE REPUBLIC OF PARAGUAY

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in a stock company organized under the law of the Republic of Paraguay, (the “Company”) under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A. As of the issuance date of these financial statements, the Company created does not have assets neither liabilities significant.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 20:     (Continued)

Cresud has additionally executed a pre-purchase agreement as committed to acquire about 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of USD 5,241,375 in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country. As of the issuance date of these financial statements, the Company had paid USD 100,000 toward the price and as the beginning of performing such agreement. The unpaid balance will be settled upon executing the title deed.

NOTE 21:     FINANCIAL CAPITAL MARKET SITUATION

Over the last few months, the financial markets of the main countries in the world have been affected by volatility, illiquidity and lack of credit, hence resulting in a significant drop in international stock exchange indexes and a world economic deceleration started to be surface. In spite of the measures taken by the main countries, the future evolution of international markets is uncertain, affecting in direct form the market value of financial assets, particularly shares, bonds and investment funds.

As regards Argentina, stock markets showed pronounced drops in the prices of public and private securities, as well as a hike in interest rates, country-risk premium and exchange rates. This worsened after closing these financial statements and it is ongoing as of their issuance date.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company itself as well as affiliates aiming at adopting in real time those required measures to cushion the effects of the global conjuncture.

As regards the listed price of issued shares, the Company’s Management states that such price has also been affected, understanding that such drop does not respond to the its equity situation or the Company’s course of business but is an immediate consequence of the process the domestic and international markets are going through.

NOTE 22:     SUBSEQUENT EVENTS

a)	Sale of portions of plots of land belonging to the establishment “Los Pozos”

On October 7, 2008, the agreement of sale without possession for the purchase of 1,658 hectares of the establishment “Los Pozos”, located in the Province of Salta was executed. The transaction was agreed upon at USD 530,592, out of which USD 261,049 was collected. The balance of USD 269,543 will be paid off upon executing the title deed on April 1, 2009.

b)	Repurchase of treasury stock

On October 10, 2008, the Company’s Board of Directors decided to change the minimum price of the plan to repurchase treasury stock made public on August 26, 2008. Taking into account the atypical market behavior, it was decided to a floor of Ps. 2.13 subject to an Ps./USD exchange rate Ps. 3.2235 per share, which implies that changes in the exchange rate will in turn adjust the limit automatically.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 22:     (Continued)

Afterwards, on October 23, 2008 and due to a steep downtrend undergone by the market and worsened in turn by the general context of world markets, it was decided to set a Ps. 1 floor to a USD/Ps. exchange rate of Ps. 3.24 per share.

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of all shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 book-entry shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in American Depositary Shares representing 10 shares each as provided by applicable regulations.

Up to November 7, 2008, purchases of treasury stock amounted to 1,049,654 ADR’s and 127,178 shares of common stock paying an amount of USD 6,369,538 and Ps. 270,616, respectively.

c)	Settlement of payable to Crédit Suisse International

On October 24, 2008, the Company executed an agreement by which it settled the transaction previously agreed upon with Crédit Suisse International on May 2, 2006, by means of the full payment of the unpaid balance under the transaction framework for a principal of USD 8,000,000.

At the same time, the Company received from Crédit Suisse International the amount of 1,834,860 DGR’s from IRSA, which constituted the security for the previously mentioned transaction.

Thus, the obligations from both parties were reciprocally settled, as well as the rights and obligations resulting from such commercial relationship.

d)	Meeting of Shareholders

The General and Extraordinary Shareholders’ Meeting held on October 31, 2008 approved the following:

•	Letters to the Shareholders and financial statements ended June 30, 2008.

•	Appropriating 5% on income for the year ended June 20, 3008 to the legal reserve.

•	Distributing cash dividends for Ps. 20,000,000 made available to shareholders as from November 10, 2008.

•

That income for the year be brought forward to the new year, empowering the Board to use the balance and the freely available reserves mentioned above, according to the company’s needs, under current applicable regulations and subject to approval by the shareholders’ meeting with the broadest powers to, among other uses, distribute dividends or decide on the acquisition of proprietary shares as provided by CNV (Comisión Nacional de Valores) Resolution No. 535, sec. 220, Argentine Business Associations Law, sec. 68, Law No. 17,811 and other relevant provisions in the CNV Standards effective at each time. Due to the financial crisis in the domestic and international markets clearly affecting the listed price of the Company shares, which do not respond to the Company’s situation, it is imperative to protect the interests of shareholders preserving the listed prices.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 22:     (Continued)

•

That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 4,008,607 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision.

•

Renewing the delegation of powers to the Board to set the time and issuance currency, price, payment terms and conditions, interest rate and type, use of funds and other terms and conditions as approved by the shareholders meeting of October 31, 2006, for the issuance of corporate bonds within the global program under sec. 9, Law No. 23,576.

e)	Agreement with Carlos Casado S.A.

On November 3, 2008, an addendum to the framework agreement with Carlos Casado S.A. was executed, as mentioned in note 20. In such addendum, the parties agreed that the title deed for the real property in question will be executed on February 3, 2009.

f)	Acquisition of IRSA shares and consolidation of financial statements

During October 2008, the Company acquired 34,396,820 additional shares of IRSA Inversiones y Representaciones S.A. on the market for USD 17,378,643. Thus, the Company’s direct and indirect interest in IRSA Inversiones y Representaciones S.A. through its affiliates amounts to about 53.7%, hence it controls IRSA Inversiones y Representaciones S.A., as it has the votes required to reach corporate decisions at regular shareholders’ meeting as from such date as provided by Technical Resolution No. 21.

Consequently, the Company will present its financial statements consolidated with those of IRSA Inversiones y Representaciones S.A. as from such date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or Transfers Pesos	Deductions and/or Transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying Value as of September 30, 2008 Pesos	Net carrying Value as of June 30, 2008 Pesos	Net carrying Value as of September 30, 2007 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/year Pesos	Current year Pesos	Accumulated at the end of the period/year Pesos
Real estate	165,330,355	2,158,747	—	167,489,102	—	—	—	—	—	167,489,102	165,330,355	161,714,505
Wire fences	6,090,317	—	—	6,090,317	3	871,751	—	46,650	918,401	5,171,916	5,218,566	5,152,331
Watering troughs	5,529,426	3,920	—	5,533,346	5	1,269,519	—	66,368	1,335,887	4,197,459	4,259,907	3,229,403
Alfalfa fields and meadows	5,187,237	600,803	—	5,788,040	12-25-50	2,111,871	—	247,734	2,359,605	3,428,435	3,075,366	1,556,047
Buildings and constructions	34,293,610	—	—	34,293,610	2	3,755,481	—	176,495	3,931,976	30,361,634	30,538,129	27,330,323
Machinery	11,558,878	349,886	38,845	11,869,919	10	8,167,003	38,845	171,516	8,299,674	3,570,245	3,391,875	3,431,657
Vehicles	2,480,633	374,364	162,442	2,692,555	20	1,631,088	130,913	105,993	1,606,168	1,086,387	849,545	907,977
Tools	223,274	11,510	1,450	233,334	10	169,066	598	3,204	171,672	61,662	54,208	46,700
Furniture and equipment	1,220,433	—	—	1,220,433	10	937,833	—	15,081	952,914	267,519	282,600	266,303
Feeder and drinking troughs	—	20,550	—	20,550	20	—	—	86	86	20,464	—	—
Corral and leading lanes	938,092	—	—	938,092	3	168,628	—	6,926	175,554	762,538	769,464	759,200
Roads	2,415,834	—	—	2,415,834	10	893,210	—	49,632	942,842	1,472,992	1,522,624	1,295,499
Facilities	15,531,005	7,730	—	15,538,735	10-20-33	7,743,132	—	295,902	8,039,034	7,499,701	7,787,873	6,665,027
Computer equipment	2,190,547	60,172	—	2,250,719	20	1,523,518	—	110,987	1,634,505	616,214	667,029	756,445
Silo plants	1,277,416	—	—	1,277,416	5	538,866	—	18,623	557,489	719,927	738,550	794,419
Constructions in progress	10,380,821	7,247,962	600,803	17,027,980	—	—	—	—	—	17,027,980	10,380,821	10,067,259
Advances to suppliers	1,709,727	12,950,861	—	14,660,588	—	—	—	—	—	14,660,588	1,709,727	747,591

Total as of September 30, 2008	266,357,605	23,786,505	803,540	289,340,570		29,780,966	170,356	1,315,197	30,925,807	258,414,763

Total as of June 30, 2008	247,764,980	27,142,187	8,549,562	266,357,605		25,658,036	394,964	4,517,894	29,780,966		236,576,639

Total as of September 30, 2007	247,764,980	4,027,547	295,767	251,496,760		25,658,036	—	1,118,038	26,776,074			224,720,686

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule C

						INFORMATION ON THE ISSUER
Securities	Amount	Value as of September 30, 2008 Pesos	Value as of June 30, 2008 Pesos	Value as of September 30, 2007 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	20,747,826	64,214,523	146,303,888	1,805,840
Santander Río Bank Special Fund in pesos		—	—	2,001,680
Deutsche Managed Euro Fund (€)	7,685,793	33,471,630	—	—
Deutsche Managed Dollar Fund (US$)	60,767,578	188,075,653	245,683,963	—
Credit Suisse Overnight (US$)		—	59,956,710	—
Credit Suisse Overnight (€)		—	21,220,765	—
1784 BKB Fund	1,254,128	1,537,894	—	—	1.226266

		287,299,700	473,165,326	3,807,520

Bonds and Convertible Notes (5)
Bonos IRSA 2017 (US$)	5,000,000	9,496,923	11,285,167	—	1.857
Bonos Global 2010	110,000	101,284	92,486	116,315	0.921
Bocon Pro 1	157,647	630	630	630	0.004
Mortgage Bonds	599,789	559,003	622,960	914,392	0.932

		10,157,840	12,001,243	1,031,337

Total current investments		297,457,540	485,166,569	4,838,857

Non-current investments
Subsidiaries. related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock	2,500,000	(175,152)	25,104,580
Shares	893,069	8,968,049	9,030,618	7,353,634
Higher value of property		11,179,150	11,179,150	11,179,150

		20,147,199	20,209,768	18,532,784

INVERSIONES GANADERAS S.A.					Unlisted	Rising and grazing cattle	11,668,570	(494,640)	9,010,762
Shares	11,668,569	7,811,084	8,305,723	9,654,154

		7,811,084	8,305,723	9,654,154

CACTUS ARGENTINA S.A.					Unlisted	Explotation and administration of agriculture products and rising cattle
Shares	6,589,335	7,084,433	7,603,606	5,886,729			27,455,563	(2,163,222)	29,518,470

		7,084,433	7,603,606	5,886,729

FUTUROS Y OPCIONES.COM S.A.					Unlisted	Gives information about markets through Internet, and commercial services
Shares	654,398	2,585,880	2,477,025	2,100,343			960,937	159,846	3,797,180

		2,585,880	2,477,025	2,100,343

AGROPECUARIA CERVERA S.A.
Shares	1,201,273	2,790,436	3,594,979	3,935,117	Unlisted	Agricultural and forestall	1,334,748	(857,937)	3,100,486
Concession rights		21,036,662	21,211,482	21,910,761

		23,827,098	24,806,461	25,845,878

AGROLOGY S.A.
Shares	48,500	(4,713,317)	260,625	—	Unlisted	Investing	50,000	(5,127,776)	(4,859,090)

		(4,713,317)	260,625	—

FYO TRADING S.A.
Shares	726	726	726	—	Unlisted	Brokerage	20,000	—	726

		726	726	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments (Continued)

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule C (Continued)

						INFORMATION ON THE ISSUER
Securities	Amount	Value as of September 30, 2008 Pesos	Value as of June 30, 2008 Pesos	Value as of September 30, 2007 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the period Pesos	Shareholders´ Equity Pesos
IRSA Inversiones y Representaciones S.A
Shares	221,942,648	815,289,185	737,990,876	568,838,723	2.26	Real Estate	578,676,461	(70,264,834)	1,853,916,708
Higher values (2)		105,317,676	105,724,939	—

		920,606,861	843,715,815	568,838,723

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	8,407,300	134,922,671	160,519,236	72,492,917 (1)	10.00	Agricultural and Real Estate	875,381,000	(17,410,000)	937,559,000
Higher values (3)		6,887,167	6,887,167	—

		141,809,838	167,406,403	72,492,917

	Subtotal	1,119,159,802	1,074,786,152	703,351,528

Other Investments
Coprolan		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	241,556	Unlisted

	Subtotal	262,273	262,273	262,273

Goodwill
Companhia Brasilerira de Propiedades Agrícolas BrasilAgro goodwill		3,840,913	3,840,913	—
IRSA Inversiones y Representaciones S.A. negative goodwill (4)		(234,664,931)	(219,359,509)	(121,943,146)
IRSA Inversiones y Representaciones S.A. positive goodwill		6,267,858	6,267,858	—

	Subtotal	(224,556,160)	(209,250,738)	(121,943,146)

Total non-current investments		894,865,915	865,797,687	581,670,655

(1)	In Brazilian Reais

(2)	Consist of Ps. 8,026,906 higher value of inventory, Ps. 64,689,970 higher value of investments, Ps. 63,881,267 higher value of fixed assets, Ps. 25,075,652 higher value of intangible assets, Ps. (10,458,283) higher value of liabilities and Ps. (45,897,836) higher value of tax effect.

(3)	Consist of Ps. 10,595,643 higher value of fixed assets and Ps. (3,708,476) higher value of tax effect.

(4)	The change as regards the previous year responds to additions for Ps. 18,305,851 and depreciation for Ps. 3,000,429.

(5)	Does not qualify as cash equivalents in the Statement of Cash Flows.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year Pesos		Increases Pesos	Decreases Pesos	Value as of September 30, 2008 Pesos	Value as of June 30, 2008 Pesos	Value as of September 30, 2007 Pesos
Deducted from assets
Allowance for doubtful accounts	381,020	(1)	84,199	—	465,219	381,020	353,126

Included in liabilities
For pending lawsuits	82,958	(2)	2,005	—	84,963	82,958	45,216

Total as of September 30, 2008	463,978		86,204	—	550,182

Total as of June 30, 2008	417,575		115,826	(69,423)		463,978

Total as of September 30, 2007	417,575		—	(19,233)			398,342

(1)	Included in financial result in the statement of operations.

(2)	Included in other income and expenses in the statement of operations.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2008 Pesos	September 30, 2007 Pesos	September 30, 2008 Pesos	September 30, 2007 Pesos	September 30, 2008 Pesos	September 30, 2007 Pesos	September 30, 2008 Pesos	September 30, 2007 Pesos	September 30, 2008 Pesos		September 30, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	68,694,539	65,090,604	—	—	—	—	68,694,539		65,090,604
Crops	62,989,034	30,866,271	—	—	—	—	—	—	62,989,034		30,866,271
Seeds and fodder	590,847	360,162	—	—	—	—	—	—	590,847		360,162
Materials and others	—	—	536,373	—	17,594	—	658,994	693,296	1,212,961		693,296

	63,579,881	31,226,433	69,230,912	65,090,604	17,594	—	658,994	693,296		133,487,381		97,010,333
Holding gain - Beef cattle	—	—	(1,125,386)	473,985	—	—	—	—		(1,125,386)		473,985
Holding gain - Crops and raw materials	(9,189,399)	6,779,626	—	—	—	—	—	—		(9,189,399)		6,779,626
Production	6,043,135	2,238,864	1,668,149	3,851,532	5,367,098	4,112,227	—	—		13,078,382		10,202,623
Transfer of inventories to fixed assets	—	—	—	—	—	—	(153,113)	(186,123)		(153,113)		(186,123)
Transfer of inventories to expenses	(1,164,826)	(1,593,789)	(20,424)	(19,177)	(56,884)	—	(501,499)	(530,211)		(1,743,633)		(2,143,177)
Purchases	3,400,155	5,133,161	1,694,736	1,308,940	—	—	533,494	542,327		5,628,385		6,984,428
Operating expenses (Schedule H)	—	—	—	—	—	—	1,986,029	301,922		1,986,029		301,922
Less:
Inventories at the end of the period
Beef cattle	—	—	(66,899,355)	(60,164,808)	—	—	—	—	(66,899,355)		(60,164,808)
Crops	(20,506,389)	(26,136,862)	—	—	—	—	—	—	(20,506,389)		(26,136,862)
Seeds and fodder	(463,796)	(372,297)	—	—	—	—	—	—	(463,796)		(372,297)
Materials and others	—	—	(366,457)	—	—	—	(608,196)	(666,455)	(974,653)	(88,844,193)	(666,455)	(87,340,422)

Cost of Sales	41,698,761	17,275,136	4,182,175	10,541,076	5,327,808	4,112,227	1,915,709	154,756		53,124,453		32,083,195

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	September 30, 2008 Pesos	September 30, 2007 Pesos	September 30, 2008 Pesos	September 30, 2007 Pesos	September 30, 2008 Pesos	September 30, 2007 Pesos	September 30, 2008 Pesos		September 30, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	15,193,886	11,113,378	15,193,886		11,113,378
Unharvested crops and other unharvested	6,051,754	2,342,025	—	—	—	—	6,051,754		2,342,025
Seeds and fodder	—	—	1,934,000	1,336,519	680,435	554,095	2,614,435		1,890,614
Materials and others	16,685,976	3,609,519	397,897	465,981	144,656	160,940	17,228,529		4,236,440

	22,737,730	5,951,544	2,331,897	1,802,500	16,018,977	11,828,413		41,088,604		19,582,457
Holding gain - Beef cattle	—	—	—	—	(23)	(31,076)		(23)		(31,076)
Holding gain - Crops and raw materials	2,983,374	536,140	—	—	—	—		2,983,374		536,140
Production	—	—	54,191	113,361	697,300	132,716		751,491		246,077
Transfer of inventories to fixed assets	(49,306)	(56,204)	—	—	—	—		(49,306)		(56,204)
Transfer of unharvested crops to expenses	(8,923,082)	(3,328,929)	(1,489,159)	(1,249,930)	(2,121,791)	(1,332,584)		(12,534,032)		(5,911,443)
Purchases	24,239,334	11,685,338	244,872	343,630	1,855,471	1,964,782		26,339,677		13,993,750
Operating expenses (Schedule H)	6,344,693	3,513,587	4,569,254	5,550,827	5,007,020	2,996,828		15,920,967		12,061,242
Less:
Inventories at the end of the period
Beef cattle	—	—	—	—	(15,744,004)	(11,815,500)	(15,744,004)		(11,815,500)
Unharvested crops and other unharvested	(11,995,175)	(6,904,835)	—	—	—	—	(11,995,175)		(6,904,835)
Seeds and fodder	—	—	(1,098,601)	(570,288)	(598,568)	(547,182)	(1,697,169)		(1,117,470)
Materials and others	(29,206,582)	(7,839,263)	(387,526)	(510,485)	(122,524)	(144,390)	(29,716,632)	(59,152,980)	(8,494,138)	(28,331,943)

Cost of Production	6,130,986	3,557,378	4,224,928	5,479,615	4,991,858	3,052,007		15,347,772		12,089,000

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1 and 2)

Schedule G

	September 30, 2008				June 30, 2008			September 30, 2007
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Amount in local currency Pesos		Amount in local currency Pesos	Amount in local currency Pesos		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	264,036	3.095	817,191	US$	283,155	845,219	US$	1,658,683	5,158,504
Cash and banks in Brazilian Reais	Rs	1,246	1.560	1,944	Rs	2,646	4,472	Rs	2,584	3,643
Cash and banks in Euros		€14,764	4.355	64,225		€1,876	8,821		€—	—
Cash and banks in Yen	JPY	773,750,000	0.029	22,786,938	JPY	1,547,500,000	43,570,946	JPY	—	—
Investments:
Mutual funds (US$)	US$	81,515,404	3.095	252,290,176	US$	151,405,213	451,944,561	US$	580,656	1,805,840
Mutual funds (€)		€7,685,793	4.355	33,471,630		€4,514,000	21,220,765		€—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Bonos IRSA 2017 (US$)	US$	3,068,473	3.095	9,496,923	US$	3,780,625	11,285,167	US$	—	—
Trade accounts receivable:
Trade accounts receivable	US$	471,818	3.095	1,460,276	US$	952,704	2,843,820	US$	300,491	934,526
Other receivables:
Secured by mortgages	US$	1,878,755	3.095	5,814,746	US$	2,073,236	6,188,608	US$	2,225,618	6,921,671
Guarantee deposits and premiums paid	US$	2,334,711	3.095	7,225,929	US$	393,392	1,174,275	US$	3,864,615	12.018.952
Others	US$	—		—	US$	—	—	US$	17,514	55,169
Non-Current Assets
Other receivables
Secured by mortgages	US$	1,788,334	3.095	5,534,894	US$	2,361,334	7,048,582	US$	3,576,668	11,123,438
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A.	US$	—		—	US$	—	—	US$	22,290	70,215
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	—	—	US$	4,458	14,043
Cactus Argentina S.A.	US$	—		—	US$	—	—	US$	637	2,006
Others	US$	—		—	US$	—	—	US$	4,098	12,908

Total US$	US$	91,321,531		282,640,135	US$	161,249,659	481,330,232	US$	12,255,728	38,117,272

Total Rs	Rs	1,246		1,944	Rs	2,646	4,472	Rs	2,584	3,643

Total €		€7,700,557		33,535,855		€4,515,876	21,229,586		€—	—

Total JPY	JPY	773,750,000		22,786,938	JPY	1,547,500,000	43,570,946	JPY	—	—

Total Assets				338,964,872			546,135,236			38,120,915

US$: US Dollars

Rs: Brazilian Reais

€: Euros

JPY: Japanese Yens

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (Continued)

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1 and 2)

Schedule G (Continued)

	September 30, 2008				June 30, 2008			September 30, 2007
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	6,511,086	3.135	20,412,254	US$	4,042,648	12,229,011	US$	5,629,045	17,731,492
Subsidiaries, related companies Law No. 19,550
Section 33 and related parties:
Accrual for other expenses	US$	1,184,574	3.135	3,713,638	US$	1,227,649	3,713,638	US$	17,514	55,170
Loans:
Local financial loans	US$	7,259,532	3.135	22,758,632	US$	6,915,026	20,917,954	US$	8,534,334	26,883,153
Foreign financial loans	US$	8,082,856	3.135	25,339,753	US$	8,086,570	24,461,875	US$	—	—
Guarantee paid	US$	(3,400,000)	3.095	(10,523,000)	US$	—	—	US$	—	—
Interest of Convertible Notes 2007		—		—	US$	—	—	US$	58,121	183,081
Convertible Notes 2007	US$	—		—	US$	—	—	US$	1,889,521	5,951,991
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	US$	—		—	US$	—	—	US$	33,600	105,840
Other debts:
Premium colleted	US$	1,323,853	3.135	4,150,280	US$	—	—	US$	1,235,221	3,890,946
Debt for purchase of shares	US$	4,816,386	3.135	15,099,370	US$	—	—	US$	—	—
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	—		—	US$	—	—	US$	3,503	11,034
Loans:
Foreign Banks	US$	—		—	US$	—	—	US$	8,000,000	25,200,000

Total Liabilities	US$	25,778,287		80,950,927	US$	20,271,893	61,322,478	US$	25,400,859	80,012,707

US$: US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on September 30, 2008 and 2007

(Notes 1 and 2)

Schedule H

	Total as of September 30, 2008 Pesos	Operating Expenses					Expenses		Total as of September 30, 2007 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	166,591	—	—	—	—	—	—	166,591	76,179
Fees and payments for services	1,729,272	242,399	18,091	153,517	70,791	—	—	1,486,873	1,370,695
Salaries and wages	4,407,472	1,705,294	323,385	847,715	534,194	—	—	2,702,178	2,558,167
Social security taxes	1,191,090	415,992	86,510	195,929	133,553	—	—	775,098	785,944
Taxes, rates and contributions	279,062	214,380	122,761	13,951	77,668	—	—	64,682	53,420
Gross sales taxes	757,562	—	—	—	—	—	757,562	—	335,311
Office and administrative expenses	259,864	—	—	—	—	—	—	259,864	352,237
Bank commissions and expenses	—	—	—	—	—	—	—	—	3,001
Depreciation of fixed assets	1,315,197	1,156,851	570,561	310,690	275,600	—	—	158,346	1,118,038
Vehicle and traveling expenses	325,277	177,314	51,205	100,472	25,637	—	—	147,963	240,798
Spare parts and repairs	768,002	765,439	143,111	424,740	197,588	—	—	2,563	561,210
Insurance	77,989	55,072	19,461	27,848	7,763	—	—	22,917	30,898
Benefits to Employees	360,232	137,581	23,958	79,099	34,524	—	—	222,651	163,065
Livestock expenses (1)	2,520,056	2,179,547	—	2,179,547	—	—	340,509	—	3,955,501
Dairy farm expenses (2)	3,574,399	3,560,739	—	—	3,560,739	—	13,660	—	2,214,982
Agricultural expenses (3)	12,978,829	6,734,498	4,748,469	—	—	1,986,029	6,244,331	—	4,987,832
Silo expenses	2,391	2,391	2,391	—	—	—	—	—	14,596
General expenses	578,044	556,883	233,869	235,746	87,268	—	—	21,161	329,265
Lease of machinery and equipment	15,693	—	—	—	—	—	—	15,693	162
Safety and hygiene expenses	2,616	2,616	921	—	1,695	—	—	—	2,419
Advertising expenses	—	—	—	—	—	—	—	—	2,668

Total as of September 30, 2008	31,309,638	17,906,996	6,344,693	4,569,254	5,007,020	1,986,029	7,356,062	6,046,580	—

Total as of September 30, 2007		12,363,164	3,513,587	5,550,827	2,996,828	301,922	2,667,226	4,125,998	19,156,388

(1)	Includes cattle food and additives, lodging, animal health and others.

(2)	Includes cattle food and additives, animal health and others.

(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATIONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date as of September 30, 2008

	Other Receivables Pesos	Law No. 19.550 Section 33
		FYO	CACTUS	IGSA	AGROLOGY	BRASILAGRO	CAMSA	ACER
		Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Current	30,717,559	23,603	3,509,908	3,405,125	101,758,370	305,949	1,280,709	30,937,233
Non-current	27,822,371	—	—	—		—		—

b.	Trade Accounts Receivable and other receivables to fall due as of September 30, 2008

	Trade Accounts Receivable Pesos	Law No. 19.550 Section 33						Other Receivables Pesos
		FYO	IGSA	CACTUS	COMERCIALIZADORA DE LOS ALTOS S.A.	AGROLOGY	ACER
		Trade accounts receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
12.31.08	22,641,741	13,268,830	169,222	354,829	933	4,086	16,095	29,792,947
03.31.09	—	—	—	—	—		—	12,404,268
06.30.09	—	—	—	—	—		—	7,324,804
09.30.09	—	—	—	—	—		—	3,008,136
06.30.10	—	—	—	—	—		—	3,761,459
09.30.10	—	—	—	—	—		—	1,773,435

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of September 30, 2008.

b.	Debts without a due date as of September 30, 2008.

	Trade Accounts Payable Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	69,004,317	—	—
Non-current	—	—	42,203,601	84,963

c.	Debts to fall due as of September 30, 2008.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IBSA	CYRSA	APSA	ACER
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos
12.31.08	39,937,692	77,118	39,947	754,801	169,003	21,414,863	2,897,735	1,581,723	19,739,104
03.31.09	—	—	—	—	—	16,160,522	—	7,565,325	—
06.30.09	—	—	—	—	—	—	—	2,120,326	—
09.30.09	—	—	—	—	—	—	768,056	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos		Law No. 19,550 Section 33
		FYO	IGSA	CACTUS	COMERCIALIZA- DORA DE LOS ALTOS S.A	AGROLOGY	IRSA
		Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	21,181,465	13,268,830	169,222	354,829	933	4,086	16,095
In Dollars	1,460,276	—	—	—	—	—	—

	Others Accounts Receivable Pesos	Law No. 19,550 Section 33
		FYO	CACTUS	IGSA	AGROLOGY	BRASIL AGRO	CAMSA	ACER
		Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	98,029,410	23,603	3,509,908	3,405,125	101,758,370	305,949	1,280,709	30,937,233
In Dollars	18,575,569	—	—	—	—	—	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

c.

	Trade Accounts Receivable Pesos	Law No. 19.550 Section 33
		FYO	IGSA	CACTUS	COMERCIALI- ZADORA DE LOS ALTOS S.A	AGROLOGY	ACER
Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	—	—
Outstanding balances not accruing interests	22,641,741	13,268,830	169,222	354,829	933	4,086	16,095

	Other Accounts Receivable Pesos	Law No. 19.550 Section 33
		FYO	CACTUS	IGSA	AGROLOGY	BRASIL AGRO	CAMSA	ACER
		Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	10,937,843	—	2,757,420	3,296,499	96,040,041	—	—	26,952,208
Outstanding balances not accruing interests	105,667,136	23,603	752,488	108,626	5,718,329	305,949	1,280,709	3,985,025

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19.550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debt Pesos	Provisions Pesos
		IBSA	CYRSA	APSA	ACER
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos
In Pesos	15,811,800	77,118	39,947	754,801	169,003	69,004,317	3,665,791	53,470,975	489,454	84,963
In Dollars	24,125,892	—	—	—	—	37,575,385	—	—	19,249,650	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable Pesos	Law No. 19.550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debt Pesos	Provisions Pesos
		IBSA	CYRSA	APSA	ACER
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	4,869,220	—	—	—	—	106,133,318	—	—	—	—
Outstanding debts not accruing interests	35,068,472	77,118	39,947	754,801	169,003	446,384	3,665,791	53,470,975	19,739,104	84,963

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of September 30, 2008 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of September 30, 2008 there were advance payments to directors for Ps. 1,123,710, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	75,808,311	35,535,539
Vehicles	Theft, fire and civil and third parties liability	2,321,686	1,086,387

16.	CONTINGENCIES

As of September 30, 2008 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERRED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, November 11, 2008 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first quarter of Fiscal Year 2009 ended September 30, 2008.

Results for the first quarter of fiscal year 2009 showed a net loss of Ps. 37.4 million compared to a Ps. 12.6 million loss posted the same period of the previous fiscal year. The decrease in net results is mainly explained by the operating losses and interests in Related Companies.

Consolidated sales for the period amounted to Ps. 74.7 million, 95.1% higher than those posted for the same period of the previous fiscal year. Noteworthy in this respect is the increase in crop sales, in excess of 173.6% when compared to the first quarter of fiscal year 2008.

Production revenues amounted to Ps. 14.5 million in the first quarter of fiscal year 2009, 28.3% up from those recorded in the same quarter of the previous fiscal year. This improvement resulted mainly from a Ps. 3.3 million increase in the Crops segment and a Ps. 1.8 million increase in the Milk segment.

Gross profit during the first quarter of fiscal year 2009 amounted to Ps. 10.4 million as compared to the Ps. 1.4 million gross profit posted during the same period of the previous year. This increase mainly results from a higher gross profit from the crops segment, which amounted to Ps. 9.5 million in the first quarter of fiscal year 2009 compared to a loss of Ps. 0.5 million in the same period of the previous fiscal year. The Others segment also contributed to this result, as the gross profit from this segment increased to Ps. 3.1 million in the first quarter of fiscal year 2009 from Ps. 1.4 million in the first quarter of fiscal year 2008.

Operating results for the quarter ended September 30, 2008 showed a Ps. 8.0 million loss compared to a loss of Ps. 7.2 million recorded in the same period of the previous fiscal year. This result is mainly due to an increase in gross profit of Ps. 9.0 million, higher selling expenses of Ps. 4.9 million, an increase of Ps. 2.1 million in administrative expenses, a Ps. 1.6 million reduction in the result from holdings of cattle and a Ps. 1.2 million reduction in adjustment for valuation of crops at net realizable value and forward market sales.

Results from related companies showed a Ps. 34.1 million loss mainly due to the results of our interest in IRSA Inversiones y Representaciones S.A. as of September 30, 2008.

Summary of Operations

Crops

Crops sales for the quarter totaled Ps. 50.8 million, compared to sales for Ps. 18.6 million in the previous fiscal year. The increase in sales is mainly due to the volume of crops sold and higher commodity prices, which amounted to 76,352 tons at an average price per ton of Ps. 670.7 compared to the 37,625 tons sold at an average price of Ps. 508.0 in the same period of the previous fiscal year. The higher sales volume was also favored by the increase in crop production and larger stock of crops at the beginning of the first quarter of fiscal year 2009.

The stock of crops as of the end of the quarter totaled 52,299 tons, 26,321 of which were corn, 13,834 were soybean, 6,131 were wheat, and 6,013 were other crops.

Gross results in the segment for the period ended September 30, 2008 were a Ps. 9.0 million profit, compared to the Ps. 0.5 million loss for the same period of the previous fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

For the current season we have allocated 104,563 hectares to agriculture, 63,387 of which are leased from third parties and 8,064 are operated under concession. Compared to the same period of the previous fiscal year, we have increased the number of total hectares allocated to agriculture by 44,385.

Beef Cattle

As of September 30, 2008, the Company’s cattle stock was 79,788 head, with a total of 128,917 hectares allocated to beef cattle activities.

Beef cattle sales amounted to Ps. 5.7 million for the first quarter of fiscal year 2009, when a total of 1,923 tons were sold, whilst during the first quarter of fiscal year 2008 the tons sold had amounted to 4,669.

The gross result from the beef cattle segment was a Ps. 2.7 million loss and beef cattle production amounted to 830 tons for the first quarter of fiscal year 2009, compared to a Ps. 0.7 million loss yet with a production of 1,249 tons in the same period of the previous fiscal year. The decrease in production volumes was mainly due to scarce rainfall in certain areas, which led us to sell animals prematurely and to relocate cattle in other farms in certain cases, causing delays in the fattening process.

Milk

Milk production increased by 9.0% in the quarter, from 5.0 million liters as of September 30, 2007 to 5.4 million as of September 30, 2008. This increase was mainly due to the higher number of milking cows.

The gross result went down from a profit of Ps. 1.2 million in the first quarter of fiscal year 2008 to a profit of Ps. 1.1 million in the first quarter of fiscal year 2009.

During the first quarter of fiscal year 2008 we had 7,276 cattle head in 3,723 hectares allocated to milk production, whereas in the first quarter of fiscal year 2009 this figure increased to 8,534 head in 4,106 hectares. On average, there are 3,223 milking cows per day, 13.2% higher than for the same period of the previous year.

At present, the Company has three dairy facilities, two in the “La Juanita” farm and one in “El Tigre”, a dairy farm equipped with state-of-the-art technology.

Purchase and Sale of Farms

In July 2008, the sales deed was executed for the conveyance of two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was closed at US$ 0.36 million, which were paid as follows: US$ 0.12 million at the time of the sales deed and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

Following its international expansion strategy, Cresud has entered into a series of agreements aimed at strengthening its position in the South American region. In July 2008, the Company executed various preliminary purchase agreements involving an aggregate surface area of 12,166 hectares located in the Republic of Bolivia for a total of US$ 28.9 million, 11.8% of which has been already paid. These transactions include:

•	Preliminary purchase agreement for 4,566 hectares of the “Las Londras” farm located in the Province of Guarayos. The agreed price was US$ 11.4 million.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

•	Preliminary purchase agreement for 883 and 2,969 hectares of the “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos. The agreed price was US$ 8.9 million.

•	Preliminary purchase agreement for 3,748 hectares of the “La Fon Fon” farm located in the Province of Obispo Santiesteban. The agreed price was US$ 8.6 million.

In addition, in September 2008, Cresud executed a preliminary purchase agreement, on an agency basis, for a 50% interest in 41,931 hectares in Paraguay owned by Carlos Casado S.A. for US$ 5.2 million in order to contribute them in kind to a company organized as a result of the agreements executed with Carlos Casado S.A., with a view to developing the agriculture and forestry businesses in Paraguay. The title deed to this property will be executed during the third quarter of this fiscal year. (see International Expansion).

In September 2008 we signed the deed of conveyance for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm. The transaction was agreed for a price of US$ 0.7 million, which have been fully paid.

After the closing of the first quarter of fiscal year 2009, we executed a preliminary sales agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$ 0.5 million, i.e. US$ 320.0 per hectare, US$ 0.3 million of which have been already paid. The balance is payable upon execution of the title deed, scheduled for April 1, 2009.

Development of marginal lands

We consider the potential offered by the sector to lie on the development of marginal areas, where with current state-of-the-art technology, similar yields to those registered in core areas can be obtained with larger profits.

During the first quarter of fiscal 2009, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of September 30, 2008, we had approximately 62,000 hectares of prairies sown, 38,800 of which were allocated to beef cattle production. In the first quarter of fiscal year 2009, 389 hectares were used for agricultural production. In turn, we expect to end this fiscal year with approximately 4,200 hectares allocated to agricultural production and 43,000 hectares to beef cattle production.

In addition, in the first quarter of 2009 progress was also made in the development of Agropecuaria Cervera S.A. By the end of fiscal year 2009, we anticipate that approximately 8,000 hectares will be devoted to our own production and that 5,132 hectares will be leased to third parties.

As of September 30, 2008, Cresud held own land reserves amounting to over 217,915 hectares. In addition, we have a concession over 148,788 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodland not to be used for production purposes.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Investments in other companies

BrasilAgro

BrasilAgro, a Brazilian company listed in the Bovespa since May 2006, was founded with the purpose of replicating Cresud’s business in Brazil. The Company was organized in 2005 to explore the opportunities in the Brazilian real estate market for farming purposes. BrasilAgro’s founding shareholders include Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment. The Company is engaged mainly in four business lines while keeping its focus on Agricultural Real Estate: sugar cane, grains and cotton, forestry, and beef cattle.

Within our international expansion plan we consider Brazil to be a key country, as we believe it has a huge growth potential in the sector. As of September 30, 2008, Cresud held 14.39% of BrasilAgro’s common outstanding shares of stock.

As of September 30, 2008, BrasilAgro had 8 properties, with an aggregate surface area of 158,997 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

Property	Province	Date of acquisition	Surface area (in hectares)	Main activity (Project)	Value R$ /Ha. (thousands of R$)
Sao Pedro	Chapado do Céu (GO)	Sep-06	2,443	Sugar cane	R$	4.1
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06	32,375	Grains	R$	1.3
Jatobá (1)	Jaborandi (BA)	Mar-07	31,602	Grains and cotton	R$	1.1
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis (2)	5,266	Sugar cane	R$	6.5
Araucaria (3)	Mineiros (GO)	Apr-07	15,543	Sugar cane	R$	5.8
Chaparral	Correntina (BA)	Nov-07	37,799	Livestock/Grains	R$	1.2
Nova Buriti	Januária (MG)	Dec-07	24,185	Forestry	R$	0.9
Preferencia	Barreiras (BA)	Sep-08/Under analysis(2)	16,83	Livestock/Grains	R$	0.6

Total			166,043

Total owned by BrasilAgro			158,997

(1)	The Jatobá establishment is owned by Jaborandi S.A., in which BrasilAgro has a 90% interest.

(2)	Subject to the sellers’ agreement in respect of certain conditions precedent.

(3)	Corresponds to the total surface area of the Araucária establishment, purchased by BrasilAgro and Brenco. All rights and obligations acquired as a result of the purchase of the establishment are shared between BrasilAgro and Brenco on a 75%/25% basis, respectively.

In September 2008, BrasilAgro purchased 16,830 hectares of the “Preferencia” establishment, located in the district of Barreiras, Bahia. The price was agreed at R$ 600.0 per hectare. The property has good conditions for cattle breeding and crop production.

In the first quarter of fiscal year 2009, BrasilAgro posted revenues of R$ 3.2 million, from the sale of 1.1 tons of soybean and 9.1 tons of corn. Its net result was an income of R$ 1.3 million.

For the 2008/2009 season, BrasilAgro will allocate 25,834 hectares to sow crops (summer harvest and sugar cane). In addition, it also had 4,311 hectares of sugar cane sown from the previous season. 27% of the soybean (summer harvest), 20% of the corn (summer harvest) and 58% of the sugar cane have been already sown, whereas the sowing of rice (summer harvest) is now starting.

To date, BrasilAgro has applied Reais 274.6 million, including amounts committed and paid under land purchase transactions, compared to the aggregate of Reais 552.6 million received as a result of the initial public offering of shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

BrasilAgro will maintain its focus on the agricultural real estate business and will look for new business opportunities that allow it to consolidate a significant property portfolio, as well as the development of its four business lines: sugar cane, grains and cotton, forestry, and livestock.

Cactus Argentina S.A.

Cactus Argentina S.A., our feedlot and packing plant operator in which we hold a 24.0% interest, continued consolidating its growth and playing a major role in our Company’s cattle beef production. Cactus Argentina S.A. holds 98.04% of the shares in the “Exportaciones Agroindustriales Argentina S.A – Carnes Pampeanas” packing plant.

Cactus Argentina S.A. has thus achieved a vertical integration in the cattle beef industry. The feedlot cattle beef production is processed in the Exportaciones Argroindustriales Argentina S.A. packing plant for the Argentine and export markets. Feedlot cattle beef production with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and has succeeded in offering differential sales prices.

During the period ended September 30, 2008, Cactus Argentina S.A. recorded a consolidated gross profit of Ps. 7.0 million, compared to a gross profit of Ps. 5.7 million obtained in the same quarter of the previous fiscal year. However, its net result for the quarter was a loss of Ps. 2.2 million, mainly due to the markdowns resulting from the fall in the international prices of products marketed by the packing plant and the volatility in delivery caused by the local conditions.

With respect to the Argentine beef cattle market, despite the Government intervention, there was a recovery in beef cattle exports compared to the preceding months. Although the prices are lower than the ones recorded in the same period of the previous fiscal year, there was a 178.6% increase in exports (measured in product weight tons) during the July-September 2008 quarter, according to the IPCVA report.

FyO

Futuros Y Opciones.com S.A. (FyO), the Internet portal in which we hold a 68.10% equity interest, continues to strengthen its position as the leading website in the agricultural sector, covering a broad range of commercial services for the agricultural and livestock industry including direct sales of inputs and crop brokerage activities.

Today FyO has a database of 40,000 users, and more than 5,000 agricultural farmers who are authorized to close deals. Its strategy is focused on commercial and financial services to farmers by leveraging on Cresud’s experience and operational capacity in the business, with FyO being the nexus with the customer.

FyO also deals in the futures and options market known as Mercado a Término de Buenos Aires. Traded volumes have surpassed expectations as our futures’ hedging service becomes a fundamental tool for our customers’ price risk management policy.

During the quarter ended September 30, 2008 Futuros y Opciones.com S.A.’s income amounted to Ps. 9.0 million, 193.4% higher than the income recorded in the same period of the previous year. The net result for the quarter was a Ps. 0.2 million profit.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Main indicators for the three-month period ended September 30, 2008 and 2007:

Description		3 months ended September 30, 2008	3 months ended September 30, 2007%
Sales
Wheat		7,737	1,838	320.9%
Corn		29,163	19,548	49.2%
Sunflower		2,476	3,157	(21.6%)
Soybean		34,424	12,526	174.8%
Other		2,552	557	358.1%

Total Crops (tons)		76,352	37,625	102.9%

Beef (tons)		1,923	4,669	(58,8%)

Milk (thousands of liters)		5,323	4,952	7.5%

Production
Corn		14,376	9,116	57.7%
Soybean		862	12	7,080.5%
Other		461	57	709.3%

Total Crops (tons)		15,700	9,185	70.9%

Beef (tons)		830	1,249	(33.5%)

Milk (thousands of liters)		5,397	4,952	9.0%

Operated surface area (in hectares)
Crops	Owned farms	33,112	25,354	30.6%
	Leased farms	63,387	29,624	114.0%
	Farms under concession	8,064	5,200	51.1%
Beef cattle	Owned farms	96,501	97,901	(1.4%)
	Leased farms	32,416	28,591	13.4%
Milk	Owned farms	4,106	3,723	10.3%
Sheep	Owned farms	100,911	90,000	12.1%
Land reserves (in hectares)
	Owned farms	217,915	225,668	(3.4%)
	Farms under concession	148,788	151,648	(1.9%)
Surface area under irrigation (in hectares)
	Owned farms	4,063	3,748	8.4%
	Leased farms	1,334	976	36.7%
Storage capacity (tons)
	Owned plants	10,000	10,000	0.0%
	Leased plants	—	8,000	(100.0%)
Beef cattle stock
Breeding (head)		62,567	62,334	0.4%
Fattening (head)		17,221	15,943	8.0%
Milking cows (head)		8,534	7,276	17.3%
Total Beef Cattle Stock (head)		88,322	85,553	3.2%

Daily average milking cows (head)		3,223	2,848	13.2%

Stock of Sheep (head)		11,661	15,000	(22.3%)

Note:- Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares) or Cactus due to deconsolidation (24.00%)

-Farms in concession correspond to a surface area proportional to our 99.99% interest in Agropecuaria Cervera S.A

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) net results for the three months ended September 30, 2008 represented a loss of Ps.70.3 million compared to a loss of Ps.30.0 million posted during the same period of fiscal year 2008.

Operating income decreased to a loss of Ps.0.9 million as of September 30, 2008 compared to an income of Ps.55.2 million as of September 30, 2007, mainly due to the operating losses recorded in the consumer finance segment. Excluding the effect of this segment, the operating income of the other segments increased 54% from Ps.47.2 million to Ps.72.8 million. Revenues rose by 11.7%, from Ps.195.6 million as of September 30, 2007 to Ps.218.4 million as of September 30, 2008. The share of the various segments in net revenues was as follows: sales and developments Ps.2.3 million, offices and other rental properties Ps.29.5 million, shopping centers Ps.95.1 million, hotels Ps.42.2 million, consumer finance Ps.48.8 million, and financial operations and others recorded revenues of Ps.0.5 million.

Finally, the results from related companies showed a loss of Ps.28.6 million during the first quarter of fiscal year 2009 compared to a loss of Ps.19.5 million in the same period of fiscal year 2008, due to losses in the related company Banco Hipotecario S.A. because of the decrease in the valuation of its portfolio of financial assets resulting from the current financial conditions.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

The acquisition, development and operation of shopping centers, through its 63.3% interest in Alto Palermo S.A. (APSA) (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and owns or holds a controlling interest in 10 shopping centers with 270,541 square meters of Gross Leaseable Area.

The origination, securitization and servicing of credit card loans through Tarshop, whose principal shareholder is Alto Palermo S.A. with a 93.4% interest.

The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 260,866 square meters of leaseable space.

The acquisition and exploitation of luxury hotels.

In addition, IRSA has residential buildings for sale and land reserves for current and future development with a book value of Ps.591.4 million. As of September 30, 2007 and 2008, IRSA had total assets of Ps.4,241.5 million and Ps.4,455.0 million, respectively, and shareholders’ equity of Ps.1,784.0 million and Ps.1,853.9 million, respectively.

Moreover, IRSA currently owns a 11.8% interest in Banco Hipotecario, one of the leading financial institutions in Argentina.

In the first quarter of fiscal year 2009, Cresud purchased 32,539,475 shares of IRSA. As a result of this acquisition, our investment in IRSA’s common shares increased from 42.13% as of June 30, 2008 to 47.76% as of September 30, 2008.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Other Relevant Highlights

Financial and Capital Market Situation

During the last months, the financial markets of the major countries of the world have been affected by volatility, illiquidity, credit shortage and uncertainty conditions, resulting in a significant decline in the international markets. In addition, an economic slowdown started to be observed around the world. In spite of the actions taken by central countries, the future evolution of the international markets is uncertain, directly affecting the price levels of financial assets, in particular, shares, debt securities and investment funds.

Regarding Argentina, the markets experienced steep drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk index and foreign exchange rates, which worsened after these financial statements’ closing date and continue in place to date.

The Company is permanently monitoring and assessing the effects caused by the situations above mentioned on the Company itself as well as on its controlled companies, so as to swiftly adopt any measures that may be necessary to cushion the upshot of the global conjuncture.

Concerning the shares’ quotation prices, the Company’s management represents that although the listed price of the Company’s shares has also been affected, this fall is not motivated by the Company’s actual financial or business condition, but is an immediate consequence of the current process undergone by the national and international markets.

Capital Increase and Exercise of warrants

During March 2008 we completed our capital increase for 180 million shares of Ps.1.0 nominal value and one vote each, in which 100% of the shares offered were subscribed locally and internationally at a subscription price of US$ 1.60 or Ps.5.0528 per share. In addition, each shareholder received for each share subscribed, without additional cost, one warrant entitling the holder thereof to acquire 0.33333333 new shares at US$ 1.68 each, i.e. 180 million warrants were granted entitling the holders thereof to purchase an aggregate of 60 million additional shares at the above mentioned price. The warrants expire on May 22, 2015 and are listed on the Buenos Aires Stock Exchange with the symbol “CREW2”, and after obtaining the relevant authorizations, they are also listed on Nasdaq with the symbol “CRESW”.

During the first quarter of fiscal year 2009, certain holders of warrants exercised their right to purchase additional shares. Consequently, the Company issued an aggregate of 4,416 common shares of Ps.1.0 nominal value each, and 13,250 warrants were cancelled. The Company received US$ 0.007 million as proceeds from these transactions.

As of September 30, 2008, the amount of outstanding warrants was 177.7 million, whereas the capital stock was represented by 501,536,281 common shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Repurchase of shares

On August 26, 2008, the Company announced the potential repurchase of its own shares in order to help reduce the drop and lessen the fluctuations of the Company’s shares’ quotation prices and strengthen their value in the market. There are signs of distortion in the price of shares when considering the Company’s financial strength based on the quality of its assets, including the lands of great productive value and appreciation potential, and the productive business developed by Cresud in Argentina and Brazil. Cresud announced that it will use up to Ps.30.0 million for the share repurchase and that it might acquire up to 10.0 million common shares, in the form of shares or ADS (American Depositary Shares), at a price ranging from Ps.3.0 to Ps.3.5 each. After the closing of the quarter, in the light of the market’s atypical behavior, the Company has amended certain of the terms and conditions of its plan for repurchase of its own shares:

•	On October 8, 2008, it was resolved to fix the minimum price at Ps.2.40.

•	On October 10, 2008 it was resolved to fix the minimum price at Ps.2.13.

•

On October 23, 2008, the Argentine Securities Commission resolved to temporarily suspend the validity of the cap established in subsection e) of Section 11, Chapter I – Shares and other Negotiable Instruments, which provided that the treasury stock of a Company could not exceed 10% of its capital stock. Following such resolution, the maximum number of shares subject to purchase was increased to up to 30.0 million common shares of stock, in the form of shares or ADS, at a price per share ranging from Ps.1 to Ps.3.5. The minimum price will be adjusted, in turn, based on the changes in the U.S. dollar exchange rate.

During the first quarter of fiscal year 2009, purchases of own shares amounted to 206,020 ADRs and 93,686 common shares, for which the Company paid US$ 2.2 million and Ps. 0.3 million, respectively. After the closing of the quarter, until November 7, 2008, Cresud had additionally acquired 1,049,654 ADRs and 127,178 common shares for US$ 6.4 million and Ps.0.3 million, respectively. Therefore, the Company’s investment in own shares accounts for 2.55% of its total equity.

International Expansion: Paraguay

In the context of operations that represent a new expansion of Cresud’s agricultural and livestock business in South America, in September 2008, the Company entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized with Carlos Casado S.A., in which Cresud holds a 50% interest and acts in the capacity as adviser for the agricultural, livestock and forestry development of a rural property and of a potential area of up to 100,000 hectares located in Paraguay to result from the exercise of an option. In turn, Cresud has executed a preliminary purchase agreement for a 50% interest in 41,931 hectares in Paraguay owned by Carlos Casado S.A. for US$ 5.2 million, in order to contribute them to the new company recently organized. The title deed to this property will be executed during the third quarter of this fiscal year.

Agropecuaria Cervera S.A.

On July 2, 2008, a memorandum of agreement was entered into whereby changes were introduced in certain provisions of the concession agreement for the northern region and the concession agreement for part of the southern region of the properties of Salta Forestal S.A. were renegotiated. Under the above mentioned memorandum of agreement, the concession holder shall pay an annual concession fee in

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

US$ equivalent to one soybean quintal per harvested hectare of any crops in the northern and southern regions. The annual concession fee shall be paid until July 1 each year as from 2009. For purposes of determination of the concession fee, the area comprising 2,000 hectares in the southern region has not been taken into consideration, as these hectares are leased to Compañía Argentina de Granos.

In addition, Agropecuaria Cervera S.A. agreed to reduce the area under concession by returning 30,000 hectares, the location of which will be defined in a sketch to be mutually agreed between the parties. On August 29, 2008, the Executive Branch of the Province of Salta passed Decree No. 3,766 whereby it approved the memorandum of agreement. Therefore, its provisions have become effective since that date.

Acquisition of IRSA’s shares and consolidation of financial statements

After the closing of the quarter, Cresud acquired 34,396,820 additional shares of IRSA in the market for US$ 17.4 million. Therefore, the Company’s interest in IRSA amounts to approximately 53.70%. As a result, in the next quarter Cresud will consolidate its financial statements with IRSA’s.

Approval of dividend distribution

After the closing of the first quarter of fiscal year 2009, the General Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2008 approved the distribution of cash dividends for Ps.20.0 million.

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share each year since 1996. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates.

Year	Total Dividends	Dividends per Share(1)
	(in million Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040

(1)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Financial Debt

As of September 30, 2008 our total loan indebtedness amounted to Ps.106.6 million. Such indebtedness is composed of a loan granted by Credit Suisse for the purpose of financing our investment in BrasilAgro for Ps. 25.3 million and Ps.22.8 million for the purpose of financing our crop production, while the balance, i.e. Ps.69.0 million, is concentrated in the short term.

Type of indebtedness	Currency	Amount (Million Ps.)	Term
Short term	Ps.	69.0	Up to 90 days
Crop production financing	Ps.	22.8	Up to 168 days
Financing of BrasilAgro investment	Ps.	25.3	Up to 30 days

Note: The exchange rate considered for loans denominated in US$ was US$ 1= Ps. 3.135, the seller’s exchange rate quoted by Banco de la Nación Argentina as of September 30, 2008.

As of September 30, 2008, Cash amounted to Ps. 329.7 (including the Assets items: Cash and Banks and Temporary Investments).

After the closing of the first quarter of fiscal year 2009, the Company repaid its indebtedness incurred with Credit Suisse Internacional (“CSI”) on its maturity date, May 2, 2006. Therefore, Cresud repaid all amounts owed to CSI, for a principal amount of US$ 8.0 million. Simultaneously, Cresud received from CSI 1,834,860 GDRs of IRSA, held as collateral for the transaction.

Prospects for the coming quarter

We believe that in the new world scenario, companies such as Cresud, with a long track record and deep knowledge of the business, will have a position favorable to taking advantage of opportunities that may arise in the market. Despite the distortion in the prices of commodities due to the current financial situation, the demand for crops continues to be firm and global stocks remain at low levels.

For the coming quarter, our strategy is to continue developing our production activities. As concerns crops, we have very good prospects regarding the progress in the harvest of wheat and sowing of corn, soybean and sunflower during the next quarter. The status of sown wheat is optimal compared to budget, as 5% of the soybean, 65% of the corn, 67% of the sorghum and 85% of the sunflower have been already sown, all of them under excellent conditions.

As concerns marginal area development, we shall make progress in the development of new hectares for agricultural and livestock production in our Los Pozos farm. In addition, we plan to add more land for agricultural production in the concession over Agropecuaria Cervera’s farm.

Continuing with our regional expansion strategy, we are currently analyzing new alternatives in other Latin American countries which have conditions suited to agricultural development. We aim at developing a regional portfolio with major appreciation potential. So that its positioning in the region could be formalized, in the first quarter of fiscal year 2009, the Company entered into a number of agreements that will allow it to conduct business in the real estate, agricultural, livestock and forestry industries in the Republic of Paraguay and executed a series of preliminary purchase agreements for the purchase of an aggregate of 12,166 hectares in the Republic of Bolivia.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Another of the Company’s strategies is to continue increasing our investment in IRSA. We believe that IRSA is the best vehicle for accessing the urban real estate market given its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability.

Faced with the new scenario, Cresud is evaluating various possibilities aimed at preserving the Company’s strength and value, which rely on the quality of its assets, including its farms with substantial production value and appreciation potential, and its productive transactions carried out in various regions of Latin America. One of these alternatives, which we are already rolling out, is our plan to repurchase our own shares, whose purpose is to contribute to strengthen our shares in the market.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Comparative Shareholders’ Equity Structure

	As of September 30, 2008 Pesos	As of September 30, 2007 Pesos	As of September 30, 2006 Pesos	As of September 30, 2005 Pesos	As of September 30, 2004 Pesos
Current Assets	544,873,853	157,154,656	104,526,028	116,402,428	84,214,108
Non-current Assets	1,383,171,137	924,747,558	788,998,839	644,952,770	597,393,173

Total Assets	1,928,044,990	1,081,902,214	893,524,867	761,355,198	681,607,281

Current Liabilities	187,439,443	189,199,936	116,915,192	68,169,434	59,940,292
Non-current Liabilities	44,800,373	75,098,330	144,642,760	161,440,120	154,577,225

Total Liabilities	232,239,816	264,298,266	261,557,952	229,609,554	214,517,517

Minority Interest	1,211,320	900,168	471,121	245,828	24,536

Shareholders’ Equity	1,694,593,854	816,703,780	631,495,794	531,499,816	467,065,228

	1,928,044,990	1,081,902,214	893,524,867	761,355,198	681,607,281

Comparative Income Structure

	As of September 30, 2008 Pesos	As of September 30, 2007 Pesos	As of September 30, 2006 Pesos	As of September 30, 2005 Pesos	As of September 30, 2004 Pesos
Operating (loss) income	(8,032,077)	(7,167,943)	(2,789,140)	12,436,404	1,092,981
Financial and holding (loss) gain	6,175,349	(1,916,240)	(3,100,330)	1,451,018	(1,316,116)
Other income and expenses and income on equity	(36,037,114)	(6,819,931)	6,004,664	4,011,569	2,984,710
Management fees	—	—	(214,464)	(1,219,231)	(115,031)

Operating net (loss) income	(37,893,842)	(15,904,114)	(99,270)	16,679,760	2,646,544
Income Tax benefit (expense)	546,155	3,365,000	1,937,497	(5,737,799)	(1,652,184)
Minority Interest	(50,990)	(63,296)	88,750	31,119	40,915

Net (loss) Income	(37,398,677)	(12,602,410)	1,926,977	10,973,080	1,035,275

Production volume

	Three-month period September 30, 2008	Accumulated July 1, 2008 to September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to June 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004
Beef Cattle (in Kgs.)	830,310	830,310	1,442,226	1,442,226	1,753,725	1,753,725	2,495,573	2,495,573	1,726,903	1,726,903
Butyraceous (in Kgs.)	201,890	201,890	182,040	182,040	142,933	142,933	131,184	131,184	53,078	53,078
Crops (in quintals) *	157,000	157,000	91,847	91,847	26,185	26,185	27,631	27,631	18,433	18,433

*	One quintals equals one hundred kilograms

Alejandro G. Elsztain
Vice President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales volume

	Three-month period September 30, 2008	Accumulated July 1, 2008 to September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to June 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004
Beef Cattle (in Kgs.)	1,923,201	1,923,201	4,668,848	4,668,848	4,578,436	4,578,436	4,799,655	4,799,655	4,915,538	4,915,538
Butyraceous (in Kgs.)	201,890	201,890	182,040	182,040	182,040	182,040	131,184	131,184	53,078	53,078
Crops (in quintals) *	763,517	763,517	375,683	375,683	202,289	202,289	396,222	396,222	193,501	193,501

*	One quintals equals one hundred kilograms

Local Market

	Three-month period September 30, 2008	Accumulated July 1, 2008 to September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to June 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004
Beef Cattle (in Kgs.)	1,923,201	1,923,201	4,668,848	4,668,848	4,578,436	4,578,436	4,799,655	4,799,655	4,915,538	4,915,538
Butyraceous (in Kgs.)	201,890	201,890	182,040	182,040	182,040	182,040	131,184	131,184	53,078	53,078
Crops (in quintals) *	763,517	763,517	375,683	375,683	202,289	202,289	396,222	396,222	193,501	193,501

*	One quintals equals one hundred kilograms

Ratios

	As of September 30, 2008 Pesos	As of September 30, 2007 Pesos	As of September 30, 2006 Pesos	As of September 30, 2005 Pesos	As of September 30, 2004 Pesos
Liquidity	2.907	0.831	0.894	1.708	1.405
Solvency	7.297	3.090	2.414	2.315	2.177
Non-current assets to assets	0.717	0.855	0.883	0.847	0.876
Return on Equity (1)	(0.022)	(0.015)	0.003	0.021	0.002

(1)	Result of the period divided average shareholder’s equity.

Alejandro G. Elsztain
Vice President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2008 and 2007, and the related statements of operations, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2008 and 2007 and the complementary notes 1 to 22 and schedules A, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report dated September 8, 2008, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2008.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At September 30, 2008, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 934,402 none of which was claimable at that date.

Autonomous City of Buenos Aires, November 11, 2008.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: November 18, 2008